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         As filed with the Securities and Exchange Commission on May 10, 2000
                                           Registration Statement No. 000-29417

===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 10-SB
                                AMENDMENT NO. 2

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 I CRYSTAL, INC.
                 (Name of Small Business Issuer in its Charter)


         DELAWARE                                      62-1581902
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

                       3237 KING GEORGE HWY., SUITE 101-B
                           SURREY, BC V4P 1B7, CANADA
               (Address of principal executive offices) (Zip Code)


                    Issuer's telephone number: (604) 542-5021

           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

   Title of each class                Name of each exchange on which each
   to be so registered:               class to be registered:

   None                               Not Applicable.



        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          COMMON STOCK, $0.01 PAR VALUE
                                (Title of Class)

===============================================================================

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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

FORWARD LOOKING STATEMENTS

This Registration Statement contains forward-looking statements based on its current expectations about its business and its industry. You can identify these forward-looking statements when you see words such as "expect," "anticipate," "estimate" and other similar expressions. These forward-looking statements involve risks and uncertainties and actual results could differ materially from those anticipated in these forward-looking statements as a result of such risk factors as discussed in Business Description, Risk Factors and elsewhere in this Registration Statement. The registrant undertakes no obligation to publicly update any forward-looking statements for any reason, even in the event new information becomes available or other events occur in the future.

Unless otherwise indicated, all references to "dollars", "$" or "US$" refer to U.S. dollars and all references to "Cdn$" refer to Canadian dollars.

THE COMPANY

I crystal, Inc. (together with its subsidiary, the "Company") is a Delaware corporation, incorporated on October 5, 1994, as Cable Group South, Inc. Effective October 19, 1998 the Company undertook an 8:1 reverse stock split and changed its name to SoftNet Industries, Inc. To avoid a conflict with a similarly named company, the Company again changed its name to I crystal, Inc. on July 29, 1999. The Company intends to ask its stockholders for approval to change its name to "iCrystal, Inc." at a Special Meeting to stockholders currently scheduled to be held on June 5, 2000. The Company believes this change in its name will better reflect the Internet aspects of its software development business.



From 1994 until late 1998, the Company had minimal operations and devoted its efforts to corporate structuring, financial and business planning, recruitment of directors and advisors, and raising additional financing. In 1998 the business of the Company became focused on the development and licensing of Internet based software for computer based card and table games for gaming and casino applications. In December 1998 the Company entered into a licensing and put option agreement (the "Diversified License") with Diversified Cosmetics International, Inc. ("Diversified") to license that company's game and casino software. Diversified subsequently exercised the put option (the "Put Option") granted in the Diversified License and required the Company to acquire Diversified's casino software for Company Common Stock and a promissory note. As of April 3, 2000, Diversified held 16.8% of the Company's Common Stock and officers and directors of the Company held 26.5% of Diversified's common stock. The Company's first revenues from the newly focused business operations were realized in July 1999 and, therefore, the Company has presented development stage financial statements for the periods through June 1999. Since its founding, the Company has recorded significant losses. At December 31, 1999, the Company has an accumulated deficit of $5,775,600 and has a shareholders deficiency of $216,700.


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BUSINESS

The Company is in the business of developing, acquiring, upgrading and supporting Internet based games and casino and gaming software and developing and maintaining websites for business to business enterprises that are engaged in the Internet based casino and gaming business and associated electronic commerce operations. The Company generally licenses the use of its software on a non-exclusive basis to licensees for the payment of an initial up-front fee and a percentage of the revenues generated by such licensees whether at their websites or through sublicensees. While the current games are focused on table and casino style games, the Company has the capacity and intends to produce games that work on a variety of game platforms and span a wide range of genres including action, adventure, strategy and simulation models to attract game enthusiasts, value buyers and foreign casino players.


In addition, the Company offers website development and transaction support services, cash transaction processing and software upgrading to its licensees. Merchant banking and e-cash services for licensees of the Company's software have been contracted through agreements with Digital Commerce Bank, Ltd. ("Digital Commerce") and CTC, Inc.("CTC"). Licensees of the Company are provided direct access to the merchant accounts for the processing of gaming transactions on Company designed websites. The licensees are responsible for providing credit card processing information and either paying the processing fees directly (under the CTC agreement) or as an offset against gross (under the Digital Commerce agreement). In either event, the processing costs are deducted from gross revenues under the Master License and therefore are a cost of business incurred by the Master Licensee. The Company may enter into additional agreements for such services in the ordinary course of business. The Company elected to assure its licensees with access to the Company's pre-established merchant accounts with Digital Commerce and CTC without the need to pay up-front fees for establishing merchant accounts. As compensation for the Digital Commerce arrangement, the Company issued 1,000,000 shares of Common Stock of the Company as payment for the up-front fees to acquire the merchant banking number. Similarly, the Company issued 1,000,000 shares of Common Stock in lieu of payment of a one time service fee to CTC to acquire that merchant account number. Licensees of the Company's casino websites and gaming software thereby have the benefit of the access to such accounts without the upfront fees. Although the Company charges additional fees for such ongoing services, such fees vary with each licensing arrangement. Company management expects that its principal revenues will be derived from licensing revenues. The Company's disclosure of the terms of its agreements with Digital Commerce and CTC may impact the Company's ongoing relationship with Digital Commerce or future contractors who now have full access to the information in such agreements. Disclosure of such terms may also negatively affect the Company's ability to negotiate more favorable agreements with other merchant banks since they will be able to refer to the terms of the agreements with Digital Commerce and CTC.



In April 1999, the Company entered into its first licensing agreement (the "Master License") for its gaming software with DCI, Inc. (the "Master Licensee"), a corporation organized in Dominica which also operates under the working name of "Dynamic Casino Investments". The Master License anticipates that the Company will develop six Internet based casino websites for the Master Licensee. The first website, Video Poker Palace, began operations in mid-1999. In exchange for establishing the website and licensing its casino software to the Master Licensee, the Company will receive 40% of the Master Licensee's net gaming revenues, subject to certain rebates and discounts for advertising and promotional efforts undertaken by the Master Licensee. Total revenues received by the Company under the Master License in 1999 were $90,900. The Master Licensee accounted for substantially all of the Company's revenues in 1999. The Company intends to pursue additional licensing agreements with other parties in the ordinary course of business.


The Company entered into the Master License with the Master Licensee on April 8, 1999. Under the Master License the Company agreed to license to the Master Licensee a minimum of 6 new casino software packages and websites per year, and to provide any updates to such casino software and websites for a term of 10 years at no extra cost. The Master License grants the Master Licensee the right to extend the license for an additional five years. Under the Master License, the Company will be entitled to 40% of the Net Gaming Revenue derived from revenue generated by the casino or websites licensed to the Master Licensee. Net Gaming Revenue is defined in the Master License as gross revenues less customer payouts, e-cash charges, fees, holdbacks, and chargebacks, and taxes or levies to which the Master Licensee is subject. Additionally, the Company will be entitled to 50% of up-front fees charged by the Master Licensee to any sub-licensees, and 10% of revenue derived from sales of the software. Under the terms of an amendment to the Master License the Company has the option to spend up to a specified amount on promotion of the Master Licensee's website in exchange for an additional 10% share of net gaming revenue, but not more than the total amount spent by the Company.



Effective August, 1999 the Company purchased the proprietary rights to the bingo software ("MetroBingo") that was being developed by Power Star Corp. ("Power Star"). The Company has been developing and improving the bingo software and intends to begin licensing MetroBingo in the second quarter of 2000. Management believes that it will then have applications in both the table game and casino gaming aspects of the Company's business plan.



On March 13, 2000, the Company's subsidiary, I crystal Software, Inc. ("I crystal Software") a British Columbia corporation, licensed additional software under the terms of an agreement (the "AA Agreement") from American Amusements Co. ("American Amusements"). The software consists of additional versions of video poker, slot machine blackjack, keno, scratch cards and other games, which may be developed by American Amusements during the five-year term of the AA Agreement. The Company believes I crystal
Software's acquisition of the additional software will broaden its product line.


The Company's expenses are based in part on the Company's product development and marketing budgets. Many of the costs incurred by the Company to develop sell and license its products are expensed as such costs are incurred, which often is before a product is released or licensed. In addition, a significant portion of the Company's expenses are fixed. As the Company increases its production and licensing activities, current expenses will increase and, if revenues from previously released products are below expectations, net income is likely to be disproportionately affected.

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PRODUCTS

The Company's current and upcoming releases are based on a combination of games derived from the Company's freely accessible traditional card and table games, original game concepts created by the Company, and intellectual property or other rights licensed from third parties. In releasing games and gaming items based on licensed intellectual property rights, the Company intends to capitalize on the name recognition, marketing efforts and goodwill associated with the underlying property.

COMPANY CASINO SOFTWARE

The Company produces proprietary Internet based casino style gaming software with on-line transaction processing capabilities. The Company's casino software packages are generally based on a specific gaming theme or a specific gaming venue. For example, the Company's "Video Poker Palace" program offers thirty
(30) versions of video poker, including versions like "Jacks or Better," "Deuces Wild," and "Joker Poker." The Company has also developed its own versions of poker such as "Flushorama," "King of the House," and "Straight Flush Bonus."

The Company believes its future success will be driven by its variety of games, its website graphics and its relatively short development cycle, all of which should attract and retain players. The Company's themed casino software packages come with an accessory game package to provide a variety of experiences for the players. For example, the Company's "Blackjack Castle" software offers eight variations of blackjack. The Company's "Sizzling Slots" software, currently under development, will offer more than 20 different slot machines styles.

The Company's focus is to provide its licensees with a wide variety of gaming themes, game versions and frequently updated graphics so that players will be attracted to the website initially and will want to return to experience the updated software, to try new applications and to use e-commerce applications. The four main casino themes the Company has developed are: video poker, blackjack, slot machines and a casino featuring games preferred by the Asian market, such as pai gow and baccarat. The Company believes that players will search for, and keep returning to, casino websites using its software due to the variety of games and gaming themes offered. The Company believes that players, given a choice of gaming venues, will prefer to play in environments that present a wide variety of games that are regularly updated but offered in a familiar environment. While the Company anticipates that most players will seek sites with rich and colorful graphic displays, some players who have more limited time or technology access may prefer a less rich environment with faster access speeds. The Company intends to provide game versions that meet both expectations.

As with all commercial Internet software, security for commerce and information exchange is a paramount requirement imposed by the licensees and the regulatory environments to which Internet gaming is subject. To this end, the Company has developed a security protocol, a communications protocol, and financial transaction software which utilize specially developed, state-of-the-art encryption technology, to ensure security, ease of use, and real time banking for its licensees, and to limit access to players who are eligible, by age, credit status and residence, to participate.


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GAME APPLICATIONS

The Company's first general audience non-casino style game will be MetroBingo, an internet bingo site currently under development by the Company. The underlying game software was acquired by the Company from Power Star in August 1999 for 1,450,000 shares of Common Stock. MetroBingo will be a multi-player game designed to provide players with an interactive gaming experience. The games are designed to be quick, approximately 18 per hour, and will feature attractive graphics utilizing the Java programming language which the Company believes will reduce lengthy downloading times. The Company currently plans to complete development of the MetroBingo software and to make it available for licensing in the third quarter of 2000.

PRODUCT DEVELOPMENT

INTERNAL DEVELOPMENT

The Company has one wholly-owned subsidiary, I crystal Software based in Surrey, British Columbia, Canada, which researches, develops and tests each software application licensed from third parties or being developed internally by the Company. The Company has located its operations in the Vancouver region partly because the area has a broad pool of technical personnel, programmers, web designers and support services. In addition to developing and testing the Company's Internet based casino software and games, I crystal Software designs and develops each licensee's website and the overall theme and visual design of the licensee's software package. To this end I crystal Software maintains a team of software programmers, graphic designers and website developers, specialized in 3-D and conventional graphics programming.

I crystal Software has a webmaster department charged with researching Internet developments and innovations related to the Internet based casino industry and serves as the Company's security division and systems administrator, in charge of securing both the Company and its software from unauthorized penetration.

To develop its products, the Company relies principally on its group of programmers, web designers and graphic artists who work at I crystal Software as employees or who work at the Company under service contracts. The Company also acquires software through licenses with third parties and plans to acquire rights to other complimentary products through strategic and distribution arrangements with other interactive entertainment and leisure companies.


The Company has increased its spending on research and development over the past two fiscal years to $658,000 for the fiscal year ending December 31, 1999, as compared to $90,000, in the year ended December 31, 1998.


The Company develops and produces it products using a model in which a core group of creative, production and technical professionals on staff at the Company, in cooperation with the Company's marketing group, have overall responsibility of the development and production process and for the supervisor and coordination of internal and external resources. This team provides the creative elements to complete a project using, where appropriate, outside programmers, artists and sound and special effects experts.

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The Company currently is in a growth mode and plans to give first priority to rapid response to product requests. As resources allow the Company plans to expand its internal review and quality assurance process to include pre-development, development and production phases, with specific milestones. This procedure is consistent with other industry participants and is designed to enable the Company to manage and control production timetables, to identify and address production and technical issues at the earliest opportunity, and to coordinate revenues, quality control and distribution phases.

EXTERNAL DEVELOPMENT

The Company has relied heavily on software products it acquired from independent developers. Acquired titles generally are acquired and marketed under the Company's name. If titles are acquired through licenses, such licenses will generally provide the Company with distribution rights for a specific period of time and for specified platforms and territories. In other instances titles may be acquired outright by the Company from third parties. In consideration for its services, a developer may receive a royalty based on revenues and may receive a nonrefundable advance which may or may not be recouped by the Company.

PRODUCT SUPPORT

The Company provides various forms of product support to both its internally and externally developed titles. The Company's quality assurance personnel are involved throughout the development and production processes for each title published by the Company. All such products are subjected to extensive testing before release in order to insure compatibility with the widest possible array of hardware configurations and to minimize the number of bugs and other defects found in the products. To support its products after release, the Company provides 24-hour operator help lines. The customer support group tracks customer inquiries and this data is used to help improve the development and production process.

PUBLISHING AND DISTRIBUTION ACTIVITIES

MARKETING

The Company's plans to expand its marketing efforts to include on-line activities such as the creation of World Wide Web pages to promote specific Company titles, as well as public relations, print and broadcast advertising, industry promotions and product sampling through demonstration software distributed through the Internet.

INDUSTRY

The Company is currently developing Internet based games with both gaming and non-gaming attributes. In addition to the Company's casino software programs, the Company is developing a free keno game site ("Free Keno") which it plans to operate. The Free Keno site is based on the popular keno game. The Company's website, will, when completed, offer free keno games to users with cash

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prizes to be supported by revenues from banner ad sales and direct e-mail advertising directed at registered users of the free Keno site.

GAMING

There are many other licensors of Internet based casino software and various providers of alternative entertainment activities, all competing for the public's entertainment dollar. The Company competes for the public's monthly expenditures on entertainment with other Internet based gaming activities, cable television, movie theaters, sporting events and other recreational activities. As the Company's primary source of revenues will be a percentage of the net gaming revenues generated by its licensees at their Internet casino websites, the Company's revenues will be directly affected by the increase or decrease in participation in such activities by the public. The Company cannot estimate how such competing activities may grow or to what extent such growth would decrease the Company's revenues.

The Internet based gaming industry began in 1996 when the first on-line casinos established operations, principally from operating bases in the Caribbean and Central America. Technology constraints resulted in limited graphics, slow play and a reliance on software which was difficult for the players to understand. Companies such as Cryptologic and Microgaming were among the first to license their software to the industry.

As of January 2000, the current Internet based casino industry has grown to over 650 e-gaming websites, while expected revenues for "e-gaming" sites in 1999 is expected to be around $1.2 billion., expanding from its North American base, to such markets as Europe, China and Australia. Expenditures for gambling in the U.S. for 1997 exceeded $100 billion. Some predicted annual revenues for 2000 for the Internet based gaming in the U.S. alone at over $8 billion, while other more recent sources are predicting that on-line gaming revenues will be about $3 billion in 2002. Some in the industry are predicting an increase in player participation from 3 million players in 1999 to 16 million players by the year 2002.

COMPETITORS

There are several companies which offer free game websites similar to the Company's planned Free Keno and Metrobingo websites. These include uproar.com and gamesville.com, both of which operate bingo based websites.


More generally, the Company faces competition from a number of other companies that license Internet based gaming software, many of which are well established and have significantly greater resources than does the Company. Currently, the Company believes its primary competitor is Starnet Communications International Inc. ("Starnet"). Starnet and its subsidiaries have been licensing Internet based casinos since 1997. Utilizing operating subsidiaries in Antigua, Starnet also licenses adult entertainment websites, lotteries, parimutuals, and a sportsbook. The Company also faces competition from Boss Media, which has been licensing Internet based gaming websites since 1997 and is known for high quality gaming software. Currently Boss Media licenses are reported to require an upfront fee of $300,000, ongoing royalty payments of 35% of net gaming revenue and a monthly charge of over $25,000 to service each licensee's hosting and bandwidth requirements. In addition, Microgaming, a privately held company based out of South Africa, has been licensing software since 1997. Microgaming customizes most of its game packages for its licensees. Cryptologic has been licensing


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Internet casinos through its wholly owned subsidiaries in Cyprus and Antigua, since 1997. Cryptologic also handles credit card processing for all of its licensees. Cryptologic recently settled a litigation matter in California in which an on-line gambler refused to pay her casino debts, characterizing them as illegal gambling contracts. Cryptologic settled the matter by paying the legal fees and certain bank charges of the gambler. See also "REGULATORY CONSIDERATIONS-North America" for additional discussion.

CUSTOMERS

The Company's Free Keno website will, when completed, be available for any registered users and thus the number and scope of users is hard to predict.

The Company entered into its first gaming licensing agreement in April 1999 with the Master Licensee, but has not yet secured licensing agreements with other licensees. As a result, all of the Company's revenues are dependent on the performance of the Master Licensee's website. However, the Company continues to pursue additional licensing arrangements with other parties.

REGULATORY CONSIDERATIONS

Worldwide governmental regulation of Internet based gambling is varied and still evolving. While it is currently legal in some countries, predominantly certain countries in the Caribbean and Latin America, to set up regulated Internet based gaming facilities, other countries, such as the United States, are considering restrictions on Internet based gambling.

         NORTH AMERICA

The United States Congress is currently considering passing the Internet Gambling Prohibition Act, commonly known as "the Kyl Bill," sponsored by Senator John Kyl from Arizona. If passed, the Kyl Bill would preempt state laws and prohibit persons involved in a gambling business to use the Internet to place, receive or otherwise make a bet or wager or to send, receive, or invite information assisting in the placing of a bet or wager. An important element of the Kyl Bill is that it does not place legal liability on the individual player and only attempts to regulate persons engaged in a gambling business who knowingly use the Internet to accept wagers from U.S. residents. In its current form, the Kyl Bill provides for penalties of the greater of the amount wagered or $20,000 and a maximum 4 year prison term against persons who take or place bets, with the possibility of a permanent injunction against such activities. State Attorneys General would be allowed to bring actions under the Kyl Bill. The Kyl Bill was passed by the Senate and sent to the House of Representatives in November 1999. In January 2000 the House referred the Kyl Bill to the House Committee on the Judiciary. The House Judiciary Committee approved the Kyl Bill in April 2000 and sent the Kyl Bill back for a vote by the full House of Representatives where it is currently awaiting a vote.


While U.S. Federal law on Internet based casino style gaming remains uncertain, federal courts have enforced the Wire Communications
Act (the "Wire Act") against on-line sports book operators. In February 2000, a U.S. Federal Court in New York found the president and owner of World Sports Exchange; an internet based sports book, guilty of violating the Wire Act for accepting wagers for sporting events over interstate telephone lines.

Individual U.S. states have also begun to prohibit or regulate Internet based gambling. Some states such as Missouri and New York have directly prosecuted operators of website casinos accepting wagers from residents of their respective states, obtaining verdicts resulting in jail time and fines for operators. Other states, such as Minnesota are obtaining court ordered injunctions against website casinos to block them from accepting wagers from state residents. In other states, such as California, civil suits have prevented banks and credit card companies from collecting amounts owed on credit cards used to place wagers, thereby resulting in some credit card companies refusing to allow their cards to be used for the placing of wagers in the future. Additionally, in states such as California and New York where the legal status of internet based gambling remains uncertain, legislatures are considering passage of bills to specifically prohibit internet based gambling.

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The gaming industry itself is examining possible forms of self-regulation for online operations. An industry association, the Interactive Service Association, has drafted a voluntary code of conduct for online gaming. These efforts at self-regulation by the on-line gaming industry have been made more urgent by federal law enforcement initiatives aimed at Internet gambling.

If the Kyl Bill passes, and the individual states proceed to prohibit or restrict online gambling, the Company's Master Licensee and any future licensees may no longer be able to pursue their business strategies in the U.S. market. As the Company's primary source of revenues is the percentage of net gaming revenues it receives from its Master Licensee, the Company's overall operations and income would be adversely affected if it lost access to a major market. Additionally, although the Company does not operate the websites it licenses, should the Master Licensee or future licensee's of the Company's products violate the laws of U.S. jurisdictions, the Master Licensee, future licensees and the Company may be prosecuted for such violations. While the Company plans to coordinate with the Master Licensee and future licensees to share information concerning the developments which impact the jurisdictions in which such licensees may operate, there can be no assurance that a licensee of the Company's software will not violate changing U.S. gambling restrictions at the state or federal level.

         CANADA

Currently, each province sets its own regulations for Internet based gambling. However, there has been some public discussion by federal politicians about possibly enacting federal regulations on Internet based gambling in Canada. Currently, however, there are no proposed or pending bills in the Canadian Parliament which would regulate Internet based gambling in Canada on a national level.

Due to an uncertain regulatory environment, the Company's Master Licensee currently intends to focus on markets outside of North America until such time as U.S. and Canadian laws regarding Internet gaming are clarified. The Company has designed its software to be capable of blocking wagers originating from specified jurisdictions, such as the U.S. and Canada, thereby enabling its licensees to ensure that gaming laws inside or outside the U.S. and Canada are not violated. Although the


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Company's software is capable of screening out wagers placed from any jurisdiction, the Company does not have control over the operation of its licensees servers or over the websites utilizing its software once such software is licensed to third parties, including the Master Licensee. The Company believes that the Master Licensee is not currently screening wagers. However, the Company will also work with its licensee, major credit card providers, Internet service providers and Internet based self regulatory organizations to confirm that players at Company designed Internet based casino websites are of legal age, and reside in jurisdictions where Internet wagering is legal.


While the Company will work with the Master Licensee and its future licensees to stay abreast of legal developments in which such licensees operate, there can be no assurance that licensee of Company software will not violate changing Canadian gambling restrictions at the provincial or federal level. Should the Master Licensee or future licensees of the Company's products violate the laws of the various Canadian jurisdictions, the Master Licensee, future licensees and the Company may be exposed to claims for such violations.

         AUSTRALIA

Australia has regulated, rather than prohibited, Internet based gaming. The Australian Government has placed strict guidelines and taxation rates, as high as 50%, on Internet based gaming operators. Recently, the country's Prime Minister indicated his intention to seek a ban on Internet based gambling in Australia despite strong opposition from that country's states and territories.


One of the first Australian based Internet gaming sites to be established was Lassiters Online Casino ("Lassiters"). Lassiters, which opened in April 1999 near Alice Springs in the Northern Territory, reported over 3,500 customers producing over $2,000,000 in net gaming revenue by their third month of operation.

         GLOBAL OUTLOOK

With the exception of the U.S., a significant number of governments appear to be accepting Internet based gaming and are attempting to regulate and tax this industry. Many countries in Europe now allow Internet based lotteries, and many have blueprints for full Internet gaming regulations.


Caribbean countries such as Antigua, Dominica, and Aruba currently allow regulated Internet based gaming. Antigua, for example, had licensed 48 gaming operators as of July 1, 1999. Dominica and Aruba together have nearly as many. The Caribbean will likely continue to be a major center for the Internet based casino industry even if other countries put regulations or prohibitions in place. The Company's Master Licensee currently operates its site out of Dominica.

SALES AND MARKETING

The Company currently has one staff member devoted to marketing and licensing sales. The Company also has three staff members who devote a portion of their time to analyzing market information for the Company and its Master Licensee. The Company is seeking to add an additional person to its marketing staff in 2000 to increase the Company's marketing effectiveness.

INTELLECTUAL PROPERTY

The Company uses the tradename "I crystal Inc." under common law trademark protection, but has no registered trademarks on such tradename or any other tradenames or service marks utilized by it.


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The Company regards its software products as proprietary in that title to and ownership of the software it develops resides exclusively with the Company. The Company relies largely on its license agreements with licensees, its own software protection schemes, confidentiality procedures and employee agreements to maintain the trade secret aspects of its products. The Company does not currently intend to apply for copyright or patent protection for its software products. The Company believes that, due to the rapid pace of innovation within the internet software industry, factors such as technological and creative skill of personnel, knowledge and experience of management, name recognition, maintenance and support of software products, the ability to develop, enhance and market software products and services and the establishment of strategic relationships in the industry are as important as patent, copyright and other legal protections for its technology.


The Company believes that it has all necessary rights to market its products, although there can be no assurance that third parties will not assert infringement claims in the future.

EMPLOYEES

As of April, 2000, there were 10 persons dedicating full-time services to the Company of whom two were acting as senior programmers, two were acting as system administrators, and six were involved in website development, marketing, graphic art development and project management. Of those persons, four were full-time employees and six were under contractual arrangements with the Company. Competition for qualified management and technical employees is intense in the Internet software industry and the Company's success will depend in large part upon its ability to continue to attract and retain qualified employees. The Company believes that its relations with its employees are excellent.

IMPACT OF YEAR 2000 ISSUE

The Year 2000 issue creates risks for the Company. The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any computer software program or hardware that has date-sensitive software of embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000 which could result in system failures or miscalculations causing disruptions to operations and normal business activities.

The Company is a comparatively new company and as a result, the software and hardware the Company uses to operate its business have all been purchased or developed in the last several years. While the Company cannot guarantee that it has eliminated all risks related to the Year 2000, the Company can state that steps have been taken to minimize the risks associated to the Year 2000 issue.

The Company has developed and implemented Year 2000 compliance plans related to both its internal business operations, as well as its software development. With respect to the Company's Year 2000 plan the Company has ensured that all of its hardware equipment and software used in normal business operations are certified as Y2K compliant. The Company's strategy involves maintaining an extensive inventory of any and all computer-related systems and software, whether initially thought to be exposed to the Y2K bug or not. An assessment is made of each inventory item identifying potential risks or uncertainties. All hardware that is not Year 2000 compliant is disposed of, and all software used is certified to be Year 2000 compliant through written documentation provided by the vendor.

The Company is committed to providing releases of software which are certified as being Year 2000 compliant. The Company has not developed all of its software internally but has taken steps to ensure that all date fields are compatible to the year 2000. However, certain subcomponents may not have been properly engineered to ensure date compatibility. Steps have been taken to confirm sub-components compatibility, but this area still remains one of moderate risk. Third party products that the Company has purchased, or intends to license in the future have been, or will be, researched for Year 2000 compliancy.

The cost to the Company to address the Year 2000 issue has been minimal as most of the Company's development work has taken the Year 2000 issue into consideration from the onset of such development. This includes product development, testing and the cost of ensuring that the hardware and software used in internal operations are Year 2000 compliant.


The risks that the Company faces as a result of the Year 2000 issue include complete interruption to its operations and development, however this risk has been mitigated through the Company's Year 2000 plan. Other risks include possible interruption to communication for the users of Company software. Users of Company software include future licensees and the Master Licensee. There is a risk of liability if the Master Licensee's website operations are interrupted resulting in adverse affects in its business operations. In the worst case scenario a licensee may lose the ability to operate a Company designed website until such time as the Year 2000 bug is identified and corrected. If the loss is of significance to the licensee, there is the possibility of litigation and claims against the Company.


The Company has prepared a contingency plan that covers worst case scenarios that the Company may face. The plan covers how to deal with both internal systems that may be affected by the Year 2000 issues, as well as how to deal with Company software problems and possible interruptions to its licensee's operations.

RISK FACTORS

The Company's business and investment in its securities is subject to a number of risks which, in addition to ordinary business risks, include the following:

DEVELOPMENT STAGE COMPANY WITH NO HISTORY OF EARNINGS

The Company has only recently entered into its first Internet based casino software licensing agreement and has a limited history of revenues or earnings from such activities. The Company may not be successful in securing other licenses for its casino software or in developing its general game related software. There is no assurance that the Company will generate either revenues or earnings from its existing licensee or from any other licensing arrangements that it may enter into in the future.

The Company is at an early stage of entering the commercial marketplace. The Company's future operating results are subject to a number of risks, including its ability to implement its strategic plan, to attract qualified personnel and to raise sufficient financing as required. Management's inability to effectively guide the Company's growth (including implementing appropriate systems, procedures and controls) could have an adverse effect on the Company's financial condition and operating results.

UNCERTAINTY OF ADDITIONAL CAPITAL

The Company does not anticipate achieving positive cash flows from operations until the second quarter of 2000. Therefore, the Company's financial position for at least the next 12 months is contingent on its ability to raise money through equity or debt financing to meet the financial needs that are not funded from operations. The Company will seek to raise additional capital either through the sale of equity or debt securities in private or public financing or through strategic partnerships, in order fully to finance, develop, market and upgrade its casino software programs and websites. The Company cannot offer assurances that funds will be raised when it requires them or that the Company will be able to raise funds on suitable terms. Failure to obtain such financing when needed could delay or prevent the Company's planned software development and licensing projects, which could adversely affect the Company's business, financial condition and results of operations. If additional capital is raised through the sale of additional equity or convertible securities, dilution to the Company's stockholders is likely to occur.

COMPETITION

The Company faces direct competition from a number of other companies, many of which have greater resources. Many of the Company's competitors have well established track records and customer bases in developing software generally or in developing software games and gaming. As a relatively new company entering into the market place, the Company has not yet established a reputation or market presence in the industry and there is no assurance that it will. In addition, since the Company's revenues are substantially all derived from its Master Licensee, the Master License is specifically discussed and disclosed in this registration statement thereby making that information available to current or future competitors or entities dealing with the Company. This disclosure may impact business negotiations between the Company and such entities in the future.

TECHNOLOGICAL DEVELOPMENTS

Internet based industries in general, and the Internet based casino industry in particular, are subject to rapid changes arising from new technological developments and evolving industry standards. The Company's success will depend heavily on its continuing ability to develop and introduce enhancements to its existing casino software and new software or related products that meet changing markets for on-line games and gaming. The Company will constantly be required to commit significant resources to continued research and development in order to remain competitive. However, the Company cannot be certain that it will develop the software or technologies needed to ensure the Company's future success or that its casino or general games software will not become obsolete due to the introduction of alternative technologies. If the Company cannot continue to innovate successfully, its business and operating results could be adversely affected.

GOVERNMENT REGULATION

Every Internet business faces the risk of having to comply not only with the laws of its home jurisdiction, but also with the laws of the countries where its customers reside. With respect to Internet based casinos, many countries have enacted or are considering enacting laws which may regulate or prohibit Internet based gambling. The Company faces the risk that potential government regulations in various jurisdictions could reduce the potential markets of its licensees or the amount of revenues such licensees may generate in such markets or both. The Company also faces the risk that its licensees may face extra-territorial prosecution as a result of customers residing in regulated countries visiting a licensee's Internet casino site thereby generating increased uncertainty in the Company's revenues obtained from licensing. If any such risks were to materialize, the Company's financial condition and results of operations would be adversely affected. To date, while general Internet games have not been subject to special government regulations, there is no assurance that this sector will not become subject to regulatory oversight. See "Regulatory Considerations" for a more complete discussion.

THE COMPANY DERIVES A SUBSTANTIAL AMOUNT OF ITS REVENUES FROM FOREIGN SOURCES

The Company plans to license its software in countries outside North America and to derive a portion of its games revenues and most of its gaming related revenues from licensees in such jurisdictions. The Company intends to expand these activities through licenses, direct and indirect software sales, and localization activities. These activities will require separate management focus and a full understanding of the international marketplace, including skills not currently available at the Company. The Company's international activities and its overall results will therefore be subject to certain risks inherent in international trade, many of which are beyond its control, such as changes in laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes), difficulties in attracting and retaining a skilled local work force, differences in local fiscal discipline and the instability of foreign economies and governments. There can be no assurance that the Company will be able to increase international revenues or that the foregoing local factors will not have a material adverse effect on the Company's future revenues and, consequently, on the Company's overall business, operating results and financial conditions.

The Company's costs are generally paid in U.S. and Canadian currencies while its revenues, generally paid in U.S. dollars, may at times be paid in non-U.S. or Canadian currencies. Therefore, Company's revenues and operating results may be affected by fluctuations in the exchange rates applicable to its licensees. Currency exchange rates are determined by market factors beyond the Company's control and may vary substantially during the course of a production period. Further, the Company's ability to repatriate to Canada funds arising in connection with foreign licensees may be adversely affected by currency and exchange control regulations imposed by the country in which the Company's casino software is exploited.

PROTECTION OF THE COMPANY'S INTELLECTUAL PROPERTY IS LIMITED

The Company, other than through confidentiality agreements and restrictions it places on its licensee's through its licensing agreements, does not retain or protect its proprietary and intellectual property rights. Unauthorized parties may copy and distribute the Company's casino software or certain portions or applications of its software. In addition, other companies may independently develop and produce software which is similar to, or imitates, the Company's software. The Company has no registered copyrights or patents in either the U.S. or Canada for its gaming software.

The Company does not have and does not intend to apply for patents on its casino or game software or its licensed websites. Management believes that the patent application process in many countries in which the Company intends to sell or license products would be time-consuming and expensive. In addition, patents would have the effect of publicizing the source code or other proprietary aspects of the Company's products. Finally, the Company intends continually to improve and upgrade its casino and game software, and, as a consequence, any patent protection may be out of date by the time the patent is granted.

In addition, the Company may in the future be notified that it is infringing upon certain patent and/or other intellectual property rights of others. Although there are no such pending lawsuits against the Company or unresolved notices that the Company is infringing upon intellectual property rights of others, there can be no assurance that litigation or infringement claims will not occur in the future. Such litigation or claims could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. If it appears necessary or desirable, the Company may seek licenses under patents or other intellectual property that it is allegedly infringing. No assurance can be given, however, that licenses could be obtained on commercially reasonable terms or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain the necessary licenses or other rights could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL AND PROGRAMMING STAFF

The Company is highly dependent on key members of its management and its programming staff . The loss of the services of any of them may adversely affect the Company's ability to achieve its business plan. Recruiting and retaining qualified technical personnel to carry out research and development and technical support will be critical to the Company's future success. Although management believes that the Company will continue to be successful in attracting and retaining skilled personnel, it can offer no assurance that the Company can accomplish this objective on acceptable terms. The Company has not implemented key person insurance on any management employee.

Although the Company performs almost all of its software development in-house, the Company hires the services of some individuals on a contract basis and pays for the provisions of some services related to its business from third parties. A disruption in the supply of such services could have an adverse impact on its business and financial results of the Company, particularly at a time when the Company is attempting to develop new game software, build brand identity and customer loyalty. In addition, an increase in prices from its service providers could also have an adverse impact on the Company's business and financial results.

THE COMPANY'S STOCK PRICE MAY BE VOLATILE

In recent years and months, the U.S. stock market has experienced significant price and volume fluctuations. These fluctuations, which are often unrelated to the operating performances of specific companies, have had a substantial effect on the market price of stocks, particularly stocks like the Company's. It is also possible that the Company's operating results will not meet the expectations of its public market analysts, which could have an adverse effect on the trading price of its common shares. Accordingly, the market price for the Company's Common Stock may fluctuate substantially.

THE COMPANY DOES NOT PLAN TO PAY DIVIDENDS

The Company has not yet realized positive net income and has not, since incorporation, paid dividends. The Company expects to use any earnings to fund it ongoing operations and to fund future casino software development.

MANAGEMENT OF RAPID GROWTH AND LIMITED OPERATING EXPERIENCE

The Company anticipates that the management of its growth will be a key challenge. Failure effectively to meet this challenge could have a material adverse effect on its operating results. Successful commercialization and licensing of internet based casino software and websites will require management of a number of operational activities in which the Company has little experience. There is no assurance that, if the Company's business grows rapidly, the Company will be able to manage such growth successfully.


SHARES ELIGIBLE FOR FUTURE SALE

At April 3, 2000, the Company had outstanding 14,682,800 shares of common stock, $.01 par value per share (the "Common Stock") of which 5,180,300 shares were eligible for resale without restriction. In addition, there are 2 million shares of Common Stock held by directors and officers which will be eligible for resale pursuant to Rule 144 of the Securities Act (but subject to the relevant volume limitations) and 2.5 million shares of Common Stock held by Diversified which would be eligible for resale but was being held for distribution on liquidation of Diversified. See Part II, Item 4. Recent Sales of Unregistered Securities. Under those exemptions such shares will generally be available for resale in the U.S. one year from the date of respective issuance. This may adversely affect the market price of the Company's shares and could affect the amount of trading in such shares.

This may adversely affect the market price of its shares and could affect the amount of trading of such shares.


MINIMAL TRADING HISTORY OF COMMON STOCK - POSSIBLE STOCK PRICE VOLATILITY

The Company's Common Stock traded on the OTC Bulletin Board under the symbol "ICRS" from August 1999 through March 2000, and under the symbol "ICRSE" from March 2000 until April 4, 2000. The Company's stock currently has traded on the National Quotation Bureau's "Pink Sheets" since April 5, 2000. The market price of the Company's Common Stock could fluctuate substantially due to a variety of factors, including market perception of its ability to achieve its planned growth, the quarterly operating results of other Internet based gambling and casino software development companies, the trading volume in its Common Stock, changes in general conditions in the economy, the financial markets or other developments affecting the Company or its competitors. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.


PENNY STOCK REGULATION

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission (the "SEC" or the "Commission"). Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq provided that current price and volume information with respect to transactions in such securities is provided by the exchange or trading system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's securities are presently subject to the penny stock rules, and, as a result, investors may find it more difficult to sell its securities.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

STATEMENT OF OPERATIONS DATA

                                           December 31,      December 31,      December 31,
                                           1999              1998              1997
                                           ------------      ------------      ------------
Revenue                                     $    90,900       $                 $         -
Net Income (Loss) from operations            (5,538,300)       (191,500)                  -
Net Income (Loss)                            (5,552,100)       (191,500)                  -


BALANCE SHEET DATA


                                           At December 31,   At December 31,   At December 31,
                                           1999              1998              1997
                                           ---------------   ---------------   ---------------
Working Capital (Deficiency)                  $(215,600)       $ (65,000)          $ 6,500
Total Assets                                    118,300                -                 -
Long Term Debt                                   19,000                -                 -
Stockholders' Equity (Deficit)                 (215,600)         (65,000)            6,500



RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

Revenues - Revenues were $90,900 and $0 for the fiscal years ended December 31, 1999 and 1998, respectively. The increase of $90,900 reflects the cessation of the Company's development stage operations in the third quarter of 1999, when it began collecting revenues from its Master License agreement.


Operating Expenses - Operating expenses are primarily comprised of research and development and general and administrative costs. Operating expenses were $5,629,200 and $191,500 for the fiscal years ended December 31, 1999 and 1998, respectively. The increase of $5,437,700 was a result of the Company's embarking on its new business strategy to develop and license Internet based gaming technology and its emergence from development stage operations in the third quarter of 1999. Of the total expenses incurred during the fiscal years ended December 31, 1999 and December 31, 1998, $4,350,500 were non-cash expenses paid for through the issuance of stock.


Research and Development - The Company's research and development costs consist primarily of costs associated with the continued development of its Internet based casino software and the acquisition of the rights to certain Internet based bingo software known as MetroBingo. Research and development costs were $658,000 and $90,000 respectively for the fiscal years ended December 31, 1999 and 1998, respectively. The $568,000 increase again reflects the

Company's undertaking its new business strategy to develop and license Internet based gaming software. MetroBingo was acquired in exchange for 1,450,000 shares of common stock valued at $0.19 per share, for a total cost of $275,500. Because the technological feasibility of the bingo software had not been established at the date of acquisition, the cost of the software rights was expensed.



General and Administrative - The Company's general and administrative costs consist primarily of investor relations services and e-cash services for Internet based commercial transactions. Other costs include personnel costs, professional and legal fees, consulting fees, travel, and Internet promotion. General and administrative costs were $4,862,700 and $101,500 for the fiscal years ended December 31, 1999 and 1998, respectively. The increase of $4,761,200 again reflects the Company's undertaking its new business strategy, which included establishing a head office in Surrey, British Columbia, Canada and retaining fulltime staff and consultants. Of the total amount of general and administrative costs, $4,041,200 represents one-time, non-cash investor relations and e-cash expenses paid for through the issuance of stock.


Net Loss - The Company incurred a net loss of $5,552,100 and $191,500 for the fiscal years ended December 31, 1999 and 1998, respectively. The 1999 loss was the result of the expenses incurred by the Company during its development stage, which ceased in the third quarter of 1999, when it began to realize revenues from licensing its Internet based casino software.


RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998 AND DECEMBER 31,
1997

Revenue - The Company was in the development stage during 1998 and 1997 and recorded no revenue for the years ended December 31, 1998 and 1997.


Operating Expenses - Operating expenses are comprised of research and development expenses incurred in exchange for debt or stock, and general and administrative expenses incurred in exchange for stock. Operating expenses were $191,500 and $0 for the years ended December 31, 1998 and 1997, respectively. The increase of $191,500 in operating expenses was a result of the Company's embarking on its new business strategy to develop and license Internet based gaming technology.



Research and Development - The Company's research and development costs consisted exclusively of the cost to acquire the rights to certain Internet based casino software from Diversified. Research and development costs were $90,000 and $0 for the years ended December 31, 1998 and 1997, respectively. The $90,000 reflects the Company's undertaking its new business strategy to develop and license Internet based gaming technology. The software referred to above was acquired in exchange for 2.5 million shares of Common Stock valued at $0.01 per share, along with a $65,000 note payable, for a total cost of $90,000. Because the technological feasibility of the software had not been established at the date of acquisition, the cost of the software rights was expensed.


General and Administrative - The Company's general and administrative costs consisted primarily of promotional costs and the cost of services of corporate officers. These costs were $101,500 and $0 for the years ended December 31, 1998 and 1997 respectively. The increase of $101,500 from 1997 to 1998 reflects the Company's efforts to restructure its operations to focus on the development and licensing of Internet based casino software. All expenses were incurred in exchange for stock.


Net Loss - The Company incurred a net loss of $191,500 and $0 for the years ended December 31, 1998 and 1997, respectively. The 1998 loss was the result of the expenses incurred by the Company during its development stage, as it undertook its new business strategy to acquire, develop and license Internet based gaming software.

FLUCTUATIONS IN ANNUAL AND QUARTERLY RESULTS

The Company's annual and quarterly operating results may fluctuate significantly in the future as a result of numerous factors, including:

     1. the amount and timing of expenditures required to develop the Company's casino and bingo software and its licensing and strategic relationships to enhance sales and marketing;

     2. changes in the growth rate of Internet usage and the interest of consumers in using Internet based casino and bingo websites for recreation; and

     3. the emergence of new services and technologies in the market in which the Company now competes.

The Company also faces foreign currency exchange risk as a majority of its revenue is denominated in U.S. currency and a majority of its operating costs are incurred in Canadian currency. Significant fluctuations in the foreign exchange rate between U.S. and Canadian currency will result in fluctuations in the Company's annual and quarterly results.


LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital deficiency and working capital ratio at December 31, 1999 were $215,600 and 0.3 to 1.0, respectively, compared to $65,000 and 0.0 to 1.0 at December 31, 1998, respectively. At December 31, 1999 and 1998, stockholders' deficit was $216,700 and $65,000, respectively. The working capital deficiency and stockholder deficit are attributable to the Company's being in the development stage throughout 1998 and the first half of 1999, during which time it generated no revenues. The increase in the working capital deficiency and stockholders' deficit in 1999 is attributable to an increase in costs incurred to begin developing and marketing the Company's Internet gaming software and websites, without an equivalent increase in licensing revenues. As discussed below, $98,700 of the Company's current liabilities is due to a related party, with which it may negotiate repayment terms favorable to the Company's financial condition. Another $67,000 of current liabilities consists of deferred revenue, which will not require an outlay of cash.

Effective April 8, 1999, the Company entered into the Master License with the Master Licensee for use of the Company's technology. Under the terms of the Master License, the Company is obligated to provide a minimum of six new theme-oriented software packages and websites per year, along with updates and technical support, and development of specified electronic payment and accounting technology. During the first year of the Master License the Company provided the six packages required, however, the Master Licensee has requested special upgrades to the graphics and the games in two of the packages. The special modifications are expected to be completed by June 2000. The Company is also obligated to provide a monthly advertising rebate equal to the lesser of 10% of monthly net gaming revenue derived from the Master Licensee's use of its software or the amount expended by the Master Licensee on advertising. The Company, in return, is to receive 40% of monthly net gaming revenue derived from use of the software by the Master Licensee and 50% of upfront fees charged by the Master Licensee to any sub-licensee. In the event the Company produces certain of its games on CD-ROM and enters into a reseller agreement with the Master Licensee, the Company will receive 10% of gross revenue derived from the Master Licensee's sales of the software. The Master Licensee is also obligated to spend $10,000 per month on advertising for each software package and website licensed from the Company. Under terms of an amendment to the Master License dated May 1, 1999, the Company has the option to spend up to a specified amount on promotion of the Master Licensee's website in exchange for an additional 10% share of net gaming revenue, not to exceed the total amount spent by the Company on promotion.

Through December 31, 1999, the Company had realized $90,900 of revenues under the Master License with the Master Licensee. Another $67,000 of upfront fees received in 1999 has been deferred and will be recognized ratably over the ten-year term of the Master License as software maintenance, customer support, and product upgrades are delivered.



In October 1999, the Company entered into a second ten-year agreement with the Master Licensee related to licensing three specific theme-oriented Internet casino websites. Under this agreement, once all three sites are ready for operation, the Company is to receive a $100,000 upfront fee. It will then receive 40% of the first $100,000 of monthly net gaming revenue derived from the sites and 30% of monthly net gaming revenue in excess of $100,000. In January 2000, the Company received $67,000 of the upfront fee. The balance of $33,000 is due once the third casino website is delivered. The Company's disclosure of the terms of the Master License may impact the Company's ongoing relationships with future licensees who now have full access to the information. Disclosure of such terms may also negatively affect the Company's ability to negotiate more favorable licenses with other licensees since they will be able to refer to the terms of the Master License.



In March 2000, the Company launched a free gaming website where people can play the game Keno for free prizes. In the month of March, 2000 the site received approximately 4,000,000 "hits". This site is structured to generate banner-advertising revenue for the Company. Given the recent launch of this site, management has not determined whether the current traffic is indicative of future traffic or potential traffic growth and whether future revenues to the Company from this or similar free sites will be significant.


As of March 31, 2000, current monthly cash flows from licensing royalties are approximately $45,000 per month. Currently, average monthly operating cash needs are approximately $70,000. Although cash flows from licensing revenues have been increasing as games and websites are developed and licensed, management does not anticipate that cash revenues will equal cash expenses until sometime during the third quarter of 2000. However, the high level of non-cash expenses incurred by the Company during 1999 and 1998 in exchange for stock issued is expected to be reduced in 2000 and future periods as the Company matures.


During 1999, capital expenditures totaled $19,500. Budgeted capital expenditures for 2000 are $40,000.


During 1999, the Company raised $915,300 of net cash proceeds (including funding of subscription receivables) from exempt offerings or the private placements of Common Stock. Another $78,200 of cash was raised in connection with a convertible loan agreement. The loan obligation remains outstanding, although the Company tendered the specified Common Stock. (See Legal Proceedings). Financing was also provided in 1999 in the form of advances from Diversified, a related party. The 98,700 of advances outstanding at December 31, 1999 represent various expenses paid by Diversified on the Company's behalf, prior to the Company establishing its own bank account. Though the advances bear no interest, during 1999, the Company paid Diversified $6,700 of management fees for handling its cash receipts and disbursements. Diversified has stipulated no terms for repayments of the advances. Because the liability is due to a related party, management believes it can negotiate repayment terms that are flexible and favorable to the Company's financial circumstances. At March 31, 2000 the balance of the advances was $102,057.



In January 2000 the Company commenced negotiations to raise an additional $200,000 of equity financing, which was completed by the end of April 2000. This financing raised an aggregate of $200,000 in cash in exchange for 1,000,000 shares of Common Stock of the Company, to be issued to approximately 6 investors. During the remainder of 2000, the Company hopes to raise another $1.5 million in private equity financing principally to fund its software development projects. Management is pursuing numerous potential financing sources for the $1.5 million, including existing equity holders and new sources, but no commitments have been received. Management believes that the Company's success in raising this additional financing will depend on the Company's ability to demonstrate that it can fulfill its business strategy to license its games and websites and generate significant royalty revenues. Management also believes that stockholders will continue to support the financing efforts of the Company as long as it continues to demonstrate that it can fulfill that business strategy. Although cash operating expenses have stabilized at approximately $70,000 per month, management estimates that monthly cash from licensing royalties and other revenues will not be sufficient to cover these expenses until sometime during the third quarter of 2000. Subsequent to that time, management believes that cash from operations, coupled with the $1.5 million of private equity financing discussed above. Will allow the Company to generate sufficient cash to support its operations for the next twelve months. However, there can be no certainty that the Company will be able to meet its financing goals or raise sufficient financing to fund such future business plans. In the event that the Company is unsuccessful in its efforts to raise the capital expected to be required over the next twelve months, the Company will need to modify its business strategy accordingly, to adjust its operating requirements to meet its available liquidity and may need to consider reductions in operations until capital resources or operating cash flows are sufficient to meet operating needs.


IMPACT OF INFLATION

The Company believes that inflation has not had a material effect on its past business.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company leases 1200 square feet of commercial space at 3237 King George Highway, Suite 101-B, in Surrey, British Columbia, Canada. This facility houses all of the Company's functions including its software development, production, technical, marketing, and administrative operations. It also houses the Company's subsidiary I crystal Software and all of its functions. The Company entered into its lease on September 4, 1999 and the lease runs until January 31, 2003. The Company's total rent over the four year term of the lease is Cdn$62,400 (approximately U.S.$43,500), at January 27, 2000, payable monthly in installments of Cdn$1,300 (approximately U.S.$906). The Company also has an option to rent additional space adjacent to its current location during the term of the lease and on the same terms.

The Company believes that existing facilities are adequate for its needs through the middle of the year 2000. Should the Company require additional space at that time, or prior thereto, the Company believes that such space can be secured on commercially reasonable terms and without undue operational disruption.


ITEM 4.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


The following tables set forth certain information regarding beneficial ownership of the Company's Common Stock as of April 3, 2000 by (i) each person who owns beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's directors and executive officers, and (iii) all current directors and executive officers as a group. As of April 3, 2000 there were 14,682,800 shares of Common Stock issued and outstanding. Additionally, the Company agreed in late April 2000 to issue an additional 1,000,000 shares of Common Stock to various investors. Such shares have not yet been issued subject to completion of appropriate documentation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS



NAME AND ADDRESS                            AMOUNT AND NATURE OF
OF BENEFICIAL OWNER(1)                      BENEFICIAL OWNERSHIP              PERCENT OF CLASS
----------------------                      --------------------              ----------------
OFFICERS AND DIRECTORS:

Larry J. Hrabi(2)(7)                               349,535                            2.3%


Gerald P. Slamko(3)(7)                           1,037,327                            7.0%


Douglas J. Slamko(4)(7)                          1,232,631                            8.2%

Derek Bodnarchuk(8)                                100,000                              *

H. Rex Hollett(9)                                  200,000                              *

5% STOCKHOLDERS:

AG Capital Management, Ltd.                      1,000,000                            6.7%
P.O. Box 612
Times Square Providenciales
Turks 7, Caicos Islands, B.W.I


CEDE & Co. (5)                                   4,722,665                           32.2%
P.O. Box 222 Bowling Green Station
New York, NY 10274


CTC, Inc.                                        1,000,000                            6.7%
40 Hillsborough St
Roseau, Dominica,
West Indies


Diversified(6)                                   2,500,000                           16.8%
1103 Toronto Dominion Tower
Edmonton Centre
Edmonton, Alberta
T5J 2Z1  CANADA


Digital Commerce Bank, Ltd.                      1,000,000                            6.7%
1815 Hornby Street, Suite 404
Vancouver, B.C.  V4Z 2E6


Power Star Corp.                                 1,450,000                            9.7%
33 Saint George Street
Commonwealth of Dominica


DIRECTORS AND OFFICERS AS A                      2,919,493                           18.8%
GROUP (3 PERSONS): (7)



* Indicates that shares beneficially owned does not exceed five (5) percent of the class.
------------------------

(1) Each of the directors and officers named can be reached at the Company's executive offices located at 3237 King George Hwy., Suite 101-B, Surrey, B.C. V5P 1B7 Canada, except for Gerald Slamko who can be reached at #206, 11062-156th Street, Edmonton, Alberta Canada. The persons named in the table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.


(2) Mr. Hrabi is a shareholder of Diversified and based on his percentage ownership in that company indirectly owns approximately 99,535 shares of the Common Stock. Mr. Hrabi directly owns 100,000 shares of the Company's Common Stock. Includes 150,000 options granted in May 2000 to acquire Common Stock immediately exercisable at $.20 per share expiring in May 2001.


(3) Mr. Gerald P. Slamko is a shareholder of Diversified and based on his percentage ownership in that company indirectly owns approximately 282,327 shares of Common Stock. Mr. Slamko's common law wife, Ms. Diane Dutnall, owns approximately 5,000 shares Common Stock through a percentage shareholding in Diversified. Mr. Slamko directly owns 650,000 shares of the Company's Common Stock. Includes 100,000 options granted in May 2000 to acquire Common Stock immediately exercisable at $.20 per share expiring May 2001.


(4) Mr. Douglas J. Slamko is a shareholder of Diversified and based on his percentage ownership in that company indirectly owns approximately
     243,831 shares of Common Stock. Mr. Slamko's wife, Linda Slamko, owns approximately 38,800 shares of Common Stock through a percentage shareholding in Diversified. Mr. Slamko directly owns 650,000 shares of the Company's Common Stock. Includes 300,000 options granted in May 2000 to acquire Common Stock immediately exercisable at $.20 per share expiring May 2001.

(5) These shares represent beneficial holdings held of record in brokerage accounts through Cede & Co.

(6) The shares of the Company's Common Stock owned by Diversified may be treated as beneficially held by Diversified stockholders prorata to their Diversified holdings including Doug Slamko (243,831 shares of Common Stock), his wife Linda Slamko (38,800 shares of Common Stock), Gerald Slamko (282,327 shares of Common Stock), his common law wife, Diane Dutnall (5,000 shares of Common Sock) and Larry Hrabi (99,535 shares of Common Stock) and the remaining stockholders of Diversified (73,5% held by approximately 300 persons) with such percentages subject to any distributions that may be made to creditors in the dissolution approved by Diversified's stockholders October 7, 1999. As a result of that decision to dissolve, Diversified plans to distribute its shares of the Company, subject to payment of the outstanding obligations, to its shareholders.

(7) Includes percentage shareholdings in Diversified held by officers and directors of the Company. The percentage ownership of Company Common Stock held by the stockholder through ownership in Diversified does not take into account the costs which will be associated with dissolving that company. A certain portion of Company Common Stock held by Diversified will likely be used to cover costs associated with its dissolution thereby reducing pro-rata the Common Stock ownership of Diversified shareholders.

(8) Includes 100,000 options granted in May 2000 to acquire Common Stock immediately exercisable at $.20 per share expiring May 2001.

(9) Includes 200,000 options granted in May 2000 to acquire Common Stock immediately exercisable at $.20 per share expiring May 2001.

CHANGES IN CONTROL

There are no arrangements which would result in a change in control of the Company.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Although the Company's Bylaws only authorize a Board consisting of one director, the Company's Board currently consists of three individuals. The Company is calling a Special Meeting of its stockholders to be held on June 5, 2000, at which stockholders, among other things, will be asked to approve new Bylaws which would provide for a Board of Directors consisting of not less than two nor more than five directors, whose number would be determined by a properly approved resolution of the Board.

DIRECTORS AND EXECUTIVE OFFICERS



NAME                           AGE       POSITION
----                           ---       --------
OFFICERS AND DIRECTORS:

Larry J. Hrabi                  48       Director, Chairman and Chief Executive Officer of the Company.
                                         Director and Chief Executive Officer of I crystal Software.

Douglas J. Slamko               45       President of the Company.
                                         Director and President of I crystal Software.

Gerald P. Slamko                43       Vice President, Treasurer and Chief Financial Officer of the
                                         Company
                                         Director,  Treasurer  and Chief  Financial  Officer of I crystal
                                         Software

Derek Bodnarchuk                25       Director.

H. Rex Hollett                  68       Director.

SENIOR TECHNOLOGY PERSONNEL:

Fabrice L'Heureux               28       Project Development Coordinator and
                                         Creative Director.


LARRY J. HRABI is the Chairman of the Company's Board of Directors and its Chief Executive Officer. Mr. Hrabi has been a Director since December 10, 1998 and the Chief Executive Officer of the Company since December 10, 1998. Mr. Hrabi has also served as a Director and the Chief Executive Officer of the Company's wholly owned subsidiary, I crystal Software since August 17, 1999. Prior to joining the Company Mr. Hrabi was the President of Klein's Hair Care Centre, a private manufacturing company he has owned since 1975. Mr. Hrabi is also the President and major shareholder of Cleanse-Rite Solutions.

DOUGLAS J. SLAMKO is the Company's President and has served in that capacity since December 10, 1998. Mr. Slamko has also served as a Director and President of the Company's wholly owned subsidiary, I crystal Software since August 17, 1999. Prior to joining the Company, Mr. Slamko was President of IHC International Hair Consultants Inc. ("IHC") from 1997 and the president of HRS Hair Consultants International, Inc. since 1993. Prior to that, Mr. Slamko was the President of Smart Hair Care (California) and similar companies in other states which functioned as the "Smart" group of companies. As the President of IHC, Mr. Slamko oversaw the development of that company's franchise and licensee program, while the business grew from one location into an international organization located in over 40 cities. Mr. Slamko has been a director of Diversified since 1987. Mr. Slamko has over 20 years of experience in leading company development, including such companies as Relic Rent a Car and Budget Sports Rentals. Mr. Slamko is the brother of Gerald P. Slamko, the Company's Treasurer and Chief Financial Officer, and Leonard Slamko who served as a director of the Company until he entered into a consulting relationship with the Master Licensee.

GERALD P. SLAMKO is the Company's Vice President, Treasurer and Chief Financial Officer and has served in that capacity since December 10, 1998. Mr. Slamko has also served as a Director, Treasurer and the Chief Financial Officer of the Company's wholly owned subsidiary, I crystal Software, since August 17, 1999. Mr. Slamko has been a member of the Canadian Institute of Chartered Accountants of Alberta for the past 15 years. For more than 15 years Mr. Slamko has been the president and a director of Gerald P. Slamko Professional Corporation, a partner in the firm of Slamko Visser, chartered accountants. Slamko Visser provides accounting services to the Company. Mr. Slamko has over 15 years of corporate development and accounting experience. Since 1987 Mr. Slamko has also been a director of Diversified. Mr. Slamko is the brother of Douglas J. Slamko, the Company's President, and Leonard Slamko who served as a director of the Company until he entered into a consulting relationship with the Master Licensee.

DEREK BODNARCHUK has been a member of the Company's Board of Directors since November 3, 1999. Mr. Bodnarchuk is the president of 591879 BC Ltd., a drive-through coffee kiosk established in October 1999 which is operated as Celestial Blends Coffee. From August through January of 1999 Mr. Bodnarchuk was the Manager of Delrios Restaurants. Prior to that he was a martial arts instructor at the Academy of Martial Arts and Inner Power from December 1997 through December 1998. From June 1995 to December 1997 he was a waiter at Delrios Restaurant.


HENRY REX HOLLETT has been a director of the Company since March 2000.
For the past 44 years Mr. Hollett has been the president and owner of B & H Tire, Ltd. He also is presently on the council for the District of North Cowichan, British Columbia, Canada, where he has held the title of Mayor for over 10 years.

FABRICE L'HEUREUX is not an executive officer but has been the Company's Software Development Manager since July 1, 1999. Under a service contract the Company entered into with 4250 Investments Ltd., Mr. L'Heureux is responsible for development and design of the Company's and licensees websites and the Company's MetroBingo Software and the overall creative and graphic design of Company software. Mr. L'Heureux graduated form Laval University in 1995 with a degree in Communications and Graphic Design and a degree in "Alias Wavefront 3-D Software for the Motion Picture Industry". He has designed numerous Websites and was the Art Director and Multi-media Producer for ITV.net, an Internet broadcaster based in Vancouver, B.C. He is also a creator and designer of the MetroBingo software acquired by the Company.

ITEM 6.  EXECUTIVE COMPENSATION

The following table shows, for the three-year period ended December 31, 1999, the cash and other compensation paid to the Company's Chief Executive Officer. No other executive officer had annual compensation in excess of $100,000 during such period.

SUMMARY COMPENSATION TABLE

                                                      SUMMARY COMPENSATION TABLE


                                                                                    LONG-TERM COMPENSATION
                                                                        --------------------------------------
                                      ANNUAL COMPENSATION                         AWARDS               PAYOUTS
                          ------------------------------------------    --------------------------    ---------
                                                                           COMMON
     NAME AND                                                            STOCK UNDER
     PRINCIPAL                                          OTHER ANNUAL    OPTION/SAR'S     PREFERRED       LTIP        ALL OTHER
     POSITION             YEAR     SALARY      BONUS    COMPENSATION       GRANTED         STOCK       PAYOUTS     COMPENSATION
     ---------            ----     -------     -----    ------------    ------------     ---------     -------     ------------

     Larry Hrabi......
       Chief Executive    1999     $6,000(1)     --        $2,667            --              --           --            (1)
       Officer            1998         0         --          --              --              --           --            --
                          1997         0         --          --              --              --           --            --

(1) Mr. Hrabi's Service Contract with the Company provided that he be granted 100,000 shares of Common Stock on or prior to November 1, 2000. The compensation represented by the issuance of such stock is being recognized monthly by the Company and Mr. Hrabi during the twelve month period commencing November 1999 at a rate of $1,333. Additionally in May 2000, Mr. Hrabi was granted 150,000 options to acquire Common Stock, which are immediately exercisable at $.20 per share and which expire in May 2001.

OPTION/SAR GRANTS IN LAST FISCAL YEAR


In April 4, 2000 the Company's Directors approved the 2000 Incentive Plan of the Company subject to approval of the Company's Stockholders at the Special Meeting of stockholders of the Company currently scheduled for June 5, 2000. Prior to April 2000, the Company had no employee stock option or other incentive plans. To date, the Company has issued 1,350,000 options to acquire the Common Stock to various officers, directors and employees of the Company exercisable at $.20 per share, all of which vested immediately upon issuance and which expire in May 2001.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION/SAR VALUES

The Company has no options, exercises or values to report for its last fiscal year.


LONG-TERM INCENTIVE PLANS--AWARDS IN LAST FISCAL YEAR


The Company had no long term incentive plans during 1999 and therefore has no awards to report for its last fiscal year.


COMPENSATION OF DIRECTORS

The Directors of the Company are not compensated for their services.


CONTRACTUAL ARRANGEMENTS FOR EMPLOYMENT


On February 3, 1999 the Company entered into a Service Contract with Leonard Slamko, whereby he agreed to serve as a marketing consultant to the Company to develop, maintain and monitor its marketing strategies. This Service Contract could be terminated at any time upon the provision of 14 days notice by either party and was terminated by the Company on December 2, 1999 at which time Mr. Slamko entered into a consulting agreement with the Master Licensee. The Company believes Mr. Slamko's relationship with the Master Licensee will enable it to maintain a certain degree of oversight concerning the security of the Company's proprietary software design, and revenue generation at the Master Licensee website. Such a relationship will also allow the Company to have indirect feedback on how to better design and develop its products for future licensees. Under the Service Contract Mr. Slamko was paid $5000 per month and was entitled to receive 100,000 shares of Common Stock prior to February 3, 2000, unless the Service Contract had been previously terminated. Although the Company was not obligated to issue the shares of Common Stock to Mr. Slamko upon the termination of the Service Contract on December 2, 1999, all 100,000 shares of Common Stock were issued to Mr. Slamko in recognition for marketing services rendered to the Company during the 10 months he served under his service contract.



On July 1, 1999 the Company entered into a Service Contract with 4250 Investments Ltd., a personal contract company whereby Mr. L'Heureux will act as the Company's Software Development Manager to develop websites for its corporate and licensee clients, to administer its MetroBingo software development project and to oversee the overall creative, graphic direction and design efforts of the Company. This Service Contract may be terminated at any time upon the provision of 14 days notice by either party. Under the Service Contract 4250 Investments Ltd. was paid $4000 per month, subject to performance reviews every three months at which time the amount of compensation could be adjusted upward in the discretion of the president. On November 1, 1999 monthly compensation was increased to $5,000 per month.


On November 1, 1999 the Company entered into a Service Contract with Mr. Larry Hrabi whereby Mr. Hrabi will perform consulting work to develop and oversee Company investor relations, and the Company's overall licensing, sales and marketing efforts. This Service Contract may be terminated at any time upon the provision of 14 days notice by either party. Under the Service Contract Mr. Hrabi is paid $3000 per month, and was entitled to receive 100,000 shares of Common Stock prior to November 1, 2000, unless the Service Contract has been previously terminated by either party. All 100,000 shares of Common Stock were issued to Mr. Hrabi on January 11, 2000.

On December 2, 1999 the Company entered into a Service Contract with Douglas Slamko, whereby Mr. Slamko agreed to serve as president of the Company to organize, implement and oversee overall operations and to direct the Company's marketing program. This Service Contract may be terminated at any time upon the provision of 14 days notice by either party. Under the Service Contract, Mr. Slamko is paid $5000 per month, and was entitled to receive 100,000 shares of Common Stock on or prior to February 3, 2000, for services provided in 1999 unless the Service Contract had been previously terminated by either party. All 100,000 shares of Common Stock were issued to Mr. Slamko on January 11, 2000.


REPORT ON PRICING OF OPTIONS/SARS

The Company had no stock option plan during the fiscal year ending December 31, 1999.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


On December 1, 1998, the Company entered into the Diversified License with Diversified, whereby the Company agreed to license, for a period of five years, the Internet based casino software developed by Diversified. As consideration for the license of the casino software, the Company agreed to pay a royalty of 10% of the net revenues it obtained from the casino software to Diversified, and Diversified was granted the Put Option to require the Company to purchase all of the rights to the casino software from Diversified for 2,500,000 shares of the Company's Common Stock. Messrs. Doug Slamko, Gerald Slamko and Larry Hrabi, officers and directors of the Company, are also shareholders of Diversified. At the time the Diversified License was entered into the Company was managed by Mr. Robert Wallace, who, in arms length negotiations, entered into the Diversified License with Diversified. Messrs. Hrabi, Douglas Slamko and Gerald Slamko subsequently became shareholders, officers and directors of the Company on December 10, 1998 when Diversified exercised the Put Option. Thus, the transaction was negotiated on an arms length basis on terms fair to the Company from the perspective of its management at the time of the transaction. See Part I, Item 4--Security Ownership of Certain Beneficial Owners and Management.



On December 10, 1998, Diversified exercised the Put Option and the Company acquired the casino software from Diversified for 2,500,000 shares of its Common Stock, issued to Diversified, as well as additional consideration in the form of a promissory note for Cdn$100,000 (approximately U.S.$65,000) issued to Diversified for continued development work performed on the casino software (the "Diversified Transaction"). As a result of the Diversified Transaction, the 10% royalty obligation was extinguished. Prior to the Diversified Transaction, the Company became obligated to issue 2,000,000 shares of Common Stock to Doug Slamko, Gerald Slamko, Leonard Slamko and Pat VanBoximeer, their sister, as payment for future services to be performed for the Company over the next twelve months. Such shares were subsequently issued on December 10, 1998. Additionally, on December 16, 1998 2,500,000 shares of Common Stock were sold to certain individuals who facilitated the transfer of the software from Diversified to the Company. Douglas J. Slamko the president of the Company is also a director, the Chief Executive Officer, the President and a shareholder of Diversified and his wife is a shareholder of Diversified. Gerald P. Slamko the Vice President, Treasurer and Chief Financial Officer of the Company is also a Director, Secretary, Treasurer and a shareholder of Diversified and his common law wife is a shareholder of Diversified. Leonard Slamko served as a director of the Company until he entered into a consulting relationship with the Master Licensee, and he is also a shareholder of Diversified.



Subsequent to the transfer of technology and prior to the date when the Company established its own bank account in late 1999, all cash transactions were deposited in and disbursed from Diversified's bank account. Diversified has also paid various expenses on the Company's behalf. The net effect of these circumstances has resulted in the Company owing Diversified $98,700 at December 31, 1999. The advances bear no interest since they are among related parties but during the 1999 the Company recorded a $6,700 of management fees to Diversified for the services provided by Diversified.

On April 8, 1999 the Company entered into an Agreement with the Master Licensee whereby the Company agreed to license to the Master Licensee a minimum of 6 new casino software packages and websites per year, and to provide any updates to such casino software and websites for a term of 10 years at no extra cost. The Agreement grants the Master Licensee the right to extend the license for an additional five years. Under the Agreement, the Company will be entitled to 40% of the Net Gaming Revenue derived from revenue generated by the casino or websites licensed to the Master Licensee. Net Gaming Revenue is defined in the Agreement as gross revenues less customer payouts, e-cash charges, fees, holdbacks, and chargebacks, and taxes or levies to which the Master Licensee is subject. Additionally, the Company will be entitled to 50% of up-front fees charged by the Master Licensee to any sub-licensees, and 10% of revenue derived from sales of the software. Under the terms of an amendment to the Licensing Agreement the Company has the option to spend up to a specified amount on promotion of the Master Licensee's website in exchange for an additional 10% share of net gaming revenue, not to exceed the total amount spent by the Company. At the time the Master License was entered into the parties engaged in an arms length negotiation of the terms of the Master License and Mr. Leonard Slamko abstained from voting on the matter as a director. Leonard Slamko, a director of the Company at the time the Agreement was entered into, has entered into a consulting arrangement with the Master Licensee.



Effective April 14, 1999, the Company issued 1,000,000 shares of Common Stock pursuant to a Letter of Intent with Digital Commerce Bank, Ltd. ("Digital Commerce") whereby Digital Commerce would issue to the Company a merchant number for use in processing credit card transactions. A non-refundable up front fee for receipt of the Digital Commerce merchant number was paid by the Company and recorded as an expense of $1,436,500.



On October 7, 1999, the Company agreed to issue 1,000,000 shares of Common Stock valued at $180,000 to CTC Inc., in lieu of payment by the Company of a one-time service fee for the provision of electronic commerce and cash services. All 1,000,000 of these shares were subsequently issued on January 11, 2000. Leonard Slamko is the brother of Douglas J. Slamko and Gerald P. Slamko.



On October 15, 1999 the Company entered into an additional Agreement with the Master Licensee whereby the Company agreed to license to the Master Licensee three new casino software packages and websites, including updates to such casino software and websites for a term of 10 years. Under this Agreement the Master Licensee has the right to extend the license indefinitely. Under the Agreement, the Company is to be paid a fee of $100,000, payable in installments, of which $67,000 has already been paid, with the remaining $33,000 is to be paid upon completion of the third casino software package and website. The Company will also be entitled to 40% of the Net Gaming Revenue derived from revenue generated by the casino or websites licensed to the Master Licensee, up to the first $100,000 generated per month, and 30% of Net Gaming Revenue generated per month over $100,000. The Master Licensee shall be required to spend 10% of monthly Net Gaming Revenue on advertising, all of which shall be subject to a rebate by the Company. The Company had agreed to license one MetroBingo software package and websites to the Master Licensee for no charge and a second such software package and website for a fee of $200,000, provided that a deposit of $10,000 was paid to the Company by December 31, 1999 and a second deposit of $40,000 was paid on January 31, 2000 with the balance due on completion of the software package. Neither deposit was paid and the Metrobing site will not be provided. Leonard Slamko, a director of the Company at the time the Agreement was entered into, has entered into a consulting arrangement with the Master Licensee. Leonard Slamko is the brother of Douglas Slamko and Gerald Slamko. At the time the Agreement was entered into, the parties engaged in an arms-length negotiation of the terms of the Agreement and Mr. Leonard Slamko abstained from voting on the matter as a director.


On May 1, 1999, the Company and the Master Licensee amended the April 8, 1999 Agreement to provide that Company could spend up to $70,000 to promote its Internet casino website over a six month period beginning May 1, 1999. In return the Company is eligible to retain up to an additional 10% of Net Gaming Revenue until such time as either the total of $70,000 is spent on such promotional activities or December 31, 1999. Leonard Slamko, a director of the Company at the time the Agreement was entered into, has entered into a consulting arrangement with the Master Licensee. Leonard Slamko is the brother of Douglas Slamko and Gerald Slamko. At the time the amendment to the Agreement was entered into, the parties engaged in an arms-length negotiation of the terms of the Agreement and Mr. Leonard Slamko abstained from voting on the matter as a director.

On August 28, 1999, the Company entered into an Agreement with Power Star pursuant to which the Company purchased the rights to certain software known as MetroBingo that was being developed by Power Star in exchange for an aggregate of 1,450,000 shares of Common Stock valued at $275,500. Fabrice L'Heureux, the Company's Project Development Coordinator and Creative Director through the Company's Service Contract with 4250 Investments Ltd., formerly provided services to Power Star in connection with the creation and development of the MetroBingo software. At the time the Agreement was entered, Mr. l'Heureux was not an employee of the Company and the transaction was the result of arms length negotiations between the Company and PowerStar.


ITEM 8.  DESCRIPTION OF SECURITIES.

The securities to be registered pursuant to this Form 10-SB are all of the Company's authorized shares of Common Stock. There are no preemptive rights associated with these securities and no cumulative voting is authorized by the By-laws. The Company's Certificate of Incorporation authorizes a total share capital of 30,000,000 of which all such shares are designated as Common Stock, par value $0.01 per share.

Each shareholder is entitled to one vote for each share of Common Stock owned of record. The holders of shares of Common Stock do not possess cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors, and in such event the holders of the remaining shares will be unable to elect any of the Company's directors. Holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Company's board of directors may determine. Upon liquidation, dissolution, or winding up, the assets legally available for distribution to the Company's shareholders will be distributed ratably among the holders of the shares outstanding at the time. Holders of the Company's shares of Common Stock have no preemptive, conversion, or subscription rights, and the Company's shares of Common Stock are not subject to redemption. All the Company's outstanding shares of Common Stock are fully paid and non-assessable.

There are no restrictions in the Company's Certificate of Incorporation, as amended to date or its current Bylaws, which restrict or inhibit changes in the voting control or ownership in the Company.

                              PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


The Company's shares of Common Stock formerly traded on the OTC Bulletin Board Market under the trading symbol "ICRS." The Company's Common Stock initially began trading on the OTC Bulletin Board on May 20, 1998 under the symbol "CGSI." The Company changed its name to SoftNet Industries Inc. on November 18, 1998 and the Company's trading symbol was subsequently changed to "SFNT" on November 24, 1998. On July 29, 1999 the Company's name was changed to I crystal Inc. due to a conflicting name being used by another company and its trading symbol was changed to "ICRS" on August 3, 1999 until March 1999 when the Company's symbol changed to "ICRSE." On April 5, 2000 the Company's stock began trading on the National Quotation Bureau's pink sheets. As of April 3, 2000, there were approximately 102 holders of record and approximately 14,682,800 shares of Common Stock outstanding, not including 1,000,000 shares of Common Stock to Company plans to issue to various investors as of April 2000, subject to the completion of appropriate documentation. The high and low bid prices of the Company's Common Stock for each quarter of its last two fiscal years as quoted from the OTC Bulletin Board were:



                          QUARTER                       HIGH BID PRICE                  LOW BID PRICE

                  3rd Quarter 1998 (CGSI)                    $0.38                          $0.25
                  4th Quarter 1998 (CGSI)                    $0.50                          $0.13

                  4th Quarter 1998 (SFNT)                    $4.75                          $0.13
                  1st Quarter 1999 (SFNT)                    $4.06                          $1.38
                  2nd Quarter 1999 (SFNT)                    $2.00                          $0.55
                  3rd Quarter 1999 (SFNT)                    $0.56                          $0.33

                  3rd Quarter 1999 (ICRS)                    $0.40                          $0.13
                  4th Quarter 1999 (ICRS)                    $0.26                          $0.14



These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

ITEM 2.  LEGAL PROCEEDINGS.


On February 15, 2000 West Peak Ventures of Canada, Inc. ("West Peak") filed a claim against the Company in the Supreme Court of British Columbia, Canada claiming breach of a loan agreement by the Company. West Peak has asked for a judgment in the amount of $78,196.20, plus interest, costs and such other relief as the court may deem necessary. As of the date hereof, the Company is preparing its response to such claim.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Effective December 9, 1999, the Company dismissed Albright Persing & Associates ("Albright Persing"), the Company's prior independent auditor, and appointed Moss Adams LLP ("Moss Adams") as its independent auditor. The Company's decision to change its independent auditor was made as a result of the Company's undertaking a new business strategy and the proximity of offices of Moss Adams to the Company's new facilities located in Surrey, British Columbia, Canada.


The Company's financial statements for the years ended December 31, 1997, 1996, and 1995 were audited by Albright Persing, whose report dated March 30, 1998 included an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern. In addition, during these years and the years ending December 31, 1998 and 1999, there was no disagreement with Albright Persing on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Albright Persing, would have caused Albright Persing to make a reference to the subject matter of the disagreement in connection with its report.


During 1997 and prior years and through December 9, 1999, the Company did not consult with Moss Adams regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements or any matter that was either the subject of a disagreement or a reportable event with Albright Persing.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth certain information concerning the currently outstanding securities of the Company which were sold or issued by the Company during the last three years without the registration of the securities under the Securities Act in reliance on exemptions from such registrations requirements.

At December 31, 1996 there were 3,000,000 shares of Common Stock issued and outstanding (without giving effect to the 8:1 reverse stock split undertaken in Fall 1998). On December 30, 1997, the Company sold an aggregate of 130,000 shares of the Company's Common Stock to less than thirty-five investors, for an aggregate of $6,500 in cash. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 505 of Regulation D thereunder.


On July 6, 1998, the Company issued, for an aggregate of $15,000 in services, an aggregate of 3,000,000 shares (or 375,000 shares after giving effect to the 8:1 reverse stock split) of the Company's Common Stock to the former president of the Company in a private transaction between him and the Company with an ascribed value of $3800 in exchange for services rendered. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 505 of Regulation D thereunder. As a result of the above, there were 6,130,000 shares of Common Stock of the Company issued and outstanding without giving effect to the 8:1 reverse stock split and 766,250 shares after the reverse split. Unless otherwise indicated, all share data set forth below gives effect to the reverse split.

On December 10, 1998, the Company issued 2,500,000 shares of its Common Stock to Diversified when Diversified exercised the option granted to it on December 1, 1998. The transaction for Diversified's casino software was valued at $25,000. The Company also delivered a Cdn$100,000 (U.S.$65,000) Note for additional development undertaken by Diversified after the transaction. The note was subsequently paid. Certain officers and shareholders of Diversified are directors or executive officers of the Company. Diversified is a corporation organized under the laws of Alberta with a number of shareholders, including certain officers and directors of the Company. The transaction was negotiated between the Company and Diversified. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 506 of Regulation D thereunder as a private transaction between the two entities, not involving a public offering. The 2,500,000 shares continue to be held by Diversified and no distribution of the shares has been made.


On December 10, 1998, the Company issued 2,000,000 shares of Common Stock to four persons, three of whom are officers and directors, and one of whom was their adult sister and all of whom are residents in Canada. The consideration consisted of a $20,000 cash subscription receivable and services in the amount of $60,000 to be rendered to the Company by the officers and directors and cash paid by all parties. The services were rendered throughout 1999 and the $20,000 was paid in March 1999. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 506 of Regulation D thereunder as a private transaction between the Company and 3 related parties and one party with prior knowledge and understanding of the Company.


On December 16, 1998, the Company issued 2,500,000 shares of Common Stock to persons all of which are residents of Canada in exchange for $25,000 in subscription receivables and for services rendered to the Company in the amount of $75,000 by the individuals, including persons who provided promotional and investor services. To the extent that U.S. securities laws were applicable to the issuance, the issuance was of exempt securities made in reliance on Section 3(b) of the Securities Act and under Rule 504 (as in effect on that date) of Regulation D thereunder.


On March 30, 1999, the Company sold, for an aggregate of $800,300 cash, net of issue costs, and investor relation services recorded at $2,272,800, a total of 1,914,000 shares of its Common Stock in placement to less than thirty-five investors including individuals resident in Canada and the United States. The transaction was undertaken as a direct transaction between the Company and the investors without any public offering. To the extent that U.S. securities laws were applicable to the issuance, the issuance was of exempt securities in reliance on Section 3(b) of the Securities Act and Regulation D thereunder specifically under Rule 504 (as in effect on that date).



Effective April 14, 1999, the Company issued 1,000,000 shares of Common Stock pursuant to a Letter of Intent with Digital Commerce whereby Digital Commerce would issue to the Company a merchant number for use in processing credit card transactions. A non-refundable up front fee for receipt of the Digital Commerce merchant number was paid by the Company and recorded as an expense of $1,436,500. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 506 of Regulation D thereunder as a private transaction negotiated between the two entities and in connection with their overall business transaction.


On August 16, 1999, the Company received a convertible loan in the amount of $78,196 from West Peak. The proceeds of the loan were paid to the Company through Diversified which acted as account manager for the Company. The loan was repayable as of November 30, 1999, and bore an interest rate equal to the U.S. prime rate plus 2%. Although the Company converted the principal into 200,000 shares of Common Stock in December 1999, in February 2000 West Peak filed suit claiming breach of the terms of the loan and claimed as damages repayment of the principal amount of approximately $78,200 plus interest and costs. For purposes of the registration statement the shares are treated as not outstanding at April 3, 2000, without prejudice to the Company's position in the litigation. To the extent the U.S. securities laws applied to the loan and the conversion, the transaction with West Peak, a Canadian entity with business and investment experience, was undertaken as a private transaction between the Company and West Peak in reliance of Section 4(2) of the Securities Act and under rule 506 of Regulation D thereunder.


On August 28, 1999, the Company entered into an Agreement with Power Star pursuant to which the Company purchased all of the rights to certain software known as MetroBingo that was being developed by Power Star in exchange for 1,450,000 shares of Common Stock with an aggregate value of $275,500. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 505 and 506 of Regulation D thereunder as a private transaction negotiated between the two entities not involving a public offering.



On October 5, 1999, the Company agreed to issue 1,000,000 shares of Common Stock to AG Capital Management, Ltd. ("AG Capital") in exchange for cash and services rendered in the aggregate amount of $200,000. All 1,000,000 of these shares were subsequently issued on January 11, 2000. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 506 of Regulation D thereunder as a private transaction negotiated between two entities, not involving a public offering.



On October 7, 1999, the Company agreed to issue 1,000,000 shares of Common Stock valued at $180,000 to CTC, in lieu of payment by the Company of a one-time service fee for the provision of electronic commerce and cash services. All 1,000,000 of these shares were subsequently issued on January 11, 2000. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 506 of Regulation D thereunder as a private transaction negotiated between two entities, not involving a public offering.



On March 13, 2000, I crystal Software entered into an Agreement with
American Amusements whereby 250,000 shares of Common Stock of the Company in exchange for the granting to I crystal Software a five year exclusive license for Internet based use of a variety of video gaming software developed by AAC. Under the terms of the Agreement AAC will be entitled to receive 11% of the net gaming revenue derived from casino websites which I crystal Software re-licenses using AAC software. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 506 of Regulation D thereunder as a private transaction negotiated between two entities, not involving a public offering.


In April 2000 the Company agreed to issue 1,000,000 shares of Common Stock to approximately 6 non-U.S. resident investors for an aggregate of $200,000 in cash. To the extent U.S. securities laws were applicable to the issuance, the issuance was made in reliance of Rule 506 under Regulation D and in any event under Section 4(2) as a private transaction, not involving a public offering.


Additionally, the Company has issued Common Stock in exchange for services rendered by the following companies and individuals. To the extent that U.S. securities laws were applicable to the issuance, the issuance was made in reliance on Section 4(2) of the Securities Act and under Rule 701 thereunder with respect to the individuals listed and Rule 506 with respect to the entities based on their knowledge of the Company and its business and general investment experience:





           NAME                DATE OF ISSUE    NUMBER OF SHARES     PRICE PER SHARE       AGGREGATE PRICE
           ----                -------------    ----------------     ---------------       ---------------

RSA Software                      4-22-99               25,000            $1.35                 $33,800

734633 Alberta Ltd.               6-28-99              127,500            $0.50                 $63,800

Sean Comeau                       7-01-99              100,000            $0.47                 $47,000

Larry J. Hrabi                   11-01-99              100,000            $0.16                 $16,000

Douglas J. Slamko                12-02-99              100,000            $0.17                 $17,000

Leonard Slamko                   12-02-99              100,000            $0.17                 $17,000



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article Eight of the Company's Certificate of Incorporation provides that the directors of the Company shall not be liable to the Company or the shareholders of the Company for a breach of fiduciary duty unless such breach involves (1) the director's duty of loyalty to the Company, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) liability for unlawful payments of dividends or stock purchases or redemption's by the Company, or (4) a transaction from which a director derives an improper personal benefit. The Company has no other provisions or arrangements covering Director or Officer indemnification.

                         I CRYSTAL, INC. AND SUBSIDIARY

                          INDEPENDENT AUDITOR'S REPORT
                                       AND
                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                                                                 I CRYSTAL INC.
                                                              TABLE OF CONTENTS
                                                     DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

                                                                  PAGE
INDEPENDENT AUDITOR'S REPORT.....................................     1

FINANCIAL STATEMENTS

     Balance Sheet...............................................     2

     Statement of Operations.....................................     3

     Statement of Stockholders' Deficit..........................     4

     Statement of Cash Flows.....................................     5

     Notes to Consolidated Financial Statements................    6-14


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
I crystal, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of I crystal, Inc. (formerly named Softnet Industries, Inc. and Cable Group South, Inc.) and Subsidiary as of December 31, 1999, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of I crystal, Inc. and Subsidiary as of December 31, 1999, and the results of their consolidated operations and their cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses since its inception and has a net stockholders' deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Moss Adams LLP
Bellingham, Washington
March 31, 2000

                                                  I CRYSTAL INC. AND SUBSIDIARY
                                                     CONSOLIDATED BALANCE SHEET
                                                              DECEMBER 31, 1999
-------------------------------------------------------------------------------


           ASSETS


CURRENT ASSETS
    Cash                                                            $         23,800
    Accounts receivable                                                       75,700
    Prepaid expenses                                                             900
                                                                    ----------------
        Total current assets                                                 100,400

PROPERTY AND EQUIPMENT, net                                                   17,900
                                                                    ----------------
TOTAL ASSETS                                                        $        118,300
                                                                    ================

  LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
    Accounts payable                                                $         72,100
    Advances from related party                                               98,700
    Deferred revenue                                                          67,000
    Convertible debt                                                          78,200
                                                                    ----------------
        Total current liabilities                                            316,000

ADVANCES FROM STOCKHOLDERS                                                    19,000
                                                                    ----------------
        Total liabilities                                                    335,000
                                                                    ----------------

STOCKHOLDERS' DEFICIT
    Common stock, $0.01 par value, 30 million shares authorized;
       14,682,800 shares issued and outstanding                              146,900
    Additional paid-in capital                                             5,471,300
    Deferred compensation                                                    (59,300)
    Accumulated deficit                                                   (5,775,600)
                                                                    ----------------
        Total stockholders' deficit                                         (216,700)
                                                                    ----------------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                         $        118,300
                                                                    ================


SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.            2
-------------------------------------------------------------------------------

                                                  I CRYSTAL INC. AND SUBSIDIARY
                                           CONSOLIDATED STATEMENT OF OPERATIONS
                                         YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

                                                            1999             1998
                                                      ---------------  ---------------
REVENUE
    Software royalties                                $        90,900  $       -
                                                      ---------------  ----------------

OPERATING EXPENSES
    General and administrative                              4,862,700           101,500
    Research and development                                  658,000            90,000
    Sales and marketing                                       108,500          -
                                                      ---------------  ----------------
          Total operating expenses                          5,629,200           191,500
                                                      ---------------  ----------------
LOSS FROM OPERATIONS                                       (5,538,300)         (191,500)
                                                      ---------------- -----------------
OTHER EXPENSE
    Finance costs                                              12,000          -
    Interest                                                    1,800          -
                                                      ---------------  ----------------
          Total other expense                                  13,800          -
                                                      ---------------  ----------------
NET LOSS BEFORE PROVISION FOR INCOME TAXES                 (5,552,100)         (191,500)

PROVISION FOR INCOME TAXES                                    -
                                                      --------------   ----------------
NET LOSS                                              $   (5,552,100)  $       (191,500)
                                                      ==============   ================

EARNINGS (LOSS) PER SHARE
    Basic and diluted                                      $  (0.52)         $(0.26)
                                                           ========          ======


SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.            3
-------------------------------------------------------------------------------

                                                  I CRYSTAL INC. AND SUBSIDIARY
                                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                                         YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------


                                     Common Stock           Additional     Stock
                                -----------------------       Paid-in    Subscription     Deferred     Accumulated
                                  Shares        Amount        Capital     Receivable    Compensation     Deficit        Total
                                ----------    ---------     ----------   ------------   ------------   ------------     -----
BALANCE, December 31, 1997       3,130,000    $ 31,300     $    7,200     $      -         $  -      $   (32,000)   $     6,500
 Effect of one-for-eight
  reverse stock split           (2,738,700)    (27,400)        27,400            -            -                -              -
 Stock issued for services         375,000       3,800         11,200            -            -                -         15,000
 Stock issued to related
  party for acquired
  research and development       2,500,000      25,000              -            -            -                -         25,000
 Stock issued to officers
  for services and stock
  subscription receivable        2,000,000      20,000         60,000      (20,000)     (60,000)               -              -
 Stock issued for future
  services and stock
  subscription receivable        2,500,000      25,000         75,000      (25,000)           -                -         75,000
 Amortization of deferred
  compensation                           -           -              -            -        5,000                -          5,000
 Net loss                                -           -              -            -            -         (191,500)      (191,500)
                               -----------    --------     ----------     ---------    ---------      -----------   ------------
BALANCE, December 31, 1998       7,766,300      77,700        180,800      (45,000)     (55,000)        (223,500)       (65,000)
 Stock issued for cash and
  investor relations services,
  net of $156,600 issue costs    1,914,000      19,100      3,054,000            -            -                -      3,073,100
 Stock issued for merchant
  banking services               1,000,000      10,000      1,426,500            -            -                -      1,436,500
 Stock issued for computer
  programming services              25,000         300         33,500            -            -                -         33,800
 Stock issued for future
  computer programming
  services                         127,500       1,300         62,500            -      (63,800)               -              -
 Stock issued for future
  computer programming
  services                         100,000       1,000         46,000            -      (47,000)               -              -
 Stock issued for acquired
  research and development       1,450,000      14,500        261,000            -            -                -        275,500
 Stock issued to officer for
  future management services       100,000       1,000         15,000            -      (16,000)               -              -
 Stock issued for cash and
  consulting services            1,000,000      10,000        190,000            -            -                -        200,000
 Stock issued to officer and
  former officer for
  management services              200,000       2,000         32,000            -            -                -         34,000
 Stock issued for merchant
  banking services               1,000,000      10,000        170,000            -            -                -        180,000
 Collection of stock
  subscription receivable                -           -              -       45,000            -                -         45,000
 Amortization of deferred
  compensation                           -           -              -            -      122,500                -        122,500
 Net loss                                -           -              -            -            -       (5,552,100)    (5,552,100)
                               -----------    --------     ----------     ---------    ---------      -----------   ------------
BALANCE, December 31, 1999      14,682,800    $146,900    $ 5,471,300     $      -  $   (59,300)     $(5,775,600)   $  (216,700)
                               ===========    ========    ===========     ========= ============     ============   ============

SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.            4
-------------------------------------------------------------------------------

                                                  I CRYSTAL INC. AND SUBSIDIARY
                                           CONSOLIDATED STATEMENT OF CASH FLOWS
                                         YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------


                           Increase (Decrease) in Cash

                                                                      1999                    1998
                                                                 --------------         ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                     $  (5,552,100)          $    (191,500)
ADJUSTMENTS TO RECONCILE NET LOSS TO
NET CASH FROM OPERATING ACTIVITIES
    Amortization of deferred compensation                              122,500                   5,000
    Depreciation                                                         1,600                       -
    Noncash research and development expenses
       incurred in exchange for debt                                         -                  65,000
    Noncash research and development expenses
       incurred in exchange for stock                                  309,300                  25,000
    Noncash general and administrative expenses
       incurred in exchange for stock                                4,041,200                  90,000
CHANGES IN OPERATING ASSETS AND LIABILITIES
    Accounts receivable                                                (75,700)                      -
    Prepaid expenses                                                      (900)                      -
    Accounts payable                                                    72,100                       -
    Deferred revenue                                                    67,000                       -
                                                                 -------------           -------------
          Net cash from operating activities                        (1,015,000)                 (6,500)
                                                                 -------------           -------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                                (19,500)                      -
                                                                 -------------           -------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceed from stock issuances                                       836,400                       -
    Advances from related parties, net                                  98,700                       -
    Proceeds from convertible debt                                      78,200                       -
    Collection of stock subscription receivables                        45,000                       -
                                                                 -------------           -------------
          Net cash from financing activities                         1,058,300                       -
                                                                 -------------           -------------
NET CHANGE IN CASH                                                      23,800                  (6,500)

CASH, BEGINNING OF PERIOD                                                    -                   6,500
                                                                 -------------           -------------
CASH, end of period                                              $      23,800           $           -
                                                                 =============           =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Interest paid                                                $       1,600           $          -
                                                                 =============           =============
    Income taxes paid                                            $           -           $           -
                                                                 =============           =============

NONCASH TRANSACTIONS
    Stock issued for future services                             $     126,800           $      60,000
                                                                 =============           =============
    Stock issued for stock subscriptions receivable              $           -           $      45,000
                                                                 =============           =============

SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.            5
-------------------------------------------------------------------------------

                                                 I CRYSTAL, INC. AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND CESSATION OF DEVELOPMENT STAGE OPERATIONS

        ORGANIZATION

        I crystal, Inc. (the Company or I crystal) was incorporated October 5, 1994 in the state of Delaware as Cable Group South, Inc. In November 1998, the Company changed its name to Softnet Industries, Inc.; and, in June 1999, to avoid a conflict with another company with a similar name, the name was changed again to I crystal, Inc.

        In July 1998, after giving affect to the reverse stock split discussed below, the Company president received 375,000 shares of common stock in exchange for services. Effective October 19, 1998, stockholders approved an eight to one reverse stock split, reducing the number of outstanding shares from 6,130,000 to 766,300. All references in the accompanying financial statements to number of shares and per share amounts have been restated to reflect the reduced number of shares outstanding.

        On December 1, 1998, the Company entered into a memorandum of agreement with Diversified Cosmetics International, Inc. (Diversified), a related party (Note 8), to license the rights to certain internet-based gaming software that was in the process of being developed by Diversified. Under terms of the agreement, Diversified had the option to require the Company to purchase the rights, including all source code and technical specifications, graphics, domain names and trademarks, in exchange for
        2.5 million shares of common stock. Diversified exercised its option on December 10, 1998. Consideration also included a $65,000 note payable given for the additional amount of development undertaken by Diversified subsequent to entering into the agreement. The note was paid in full during 1999.

        Concurrent with the acquisition of the software rights, the Company issued two million shares to certain owners of Diversified. The shares were issued in exchange for stock subscriptions receivable and for future services to be provided in their capacity as corporate officers of I crystal. Another 2.5 million shares were issued to certain individuals in exchange for stock subscriptions receivable and for services provided in connection with facilitating the transfer of the software from Diversified to the Company.

        CESSATION OF DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN

        For the period October 5, 1994 through June 30, 1999, the Company's efforts were devoted to corporate structuring, financial and business planning, recruiting directors and advisors, raising additional financing, establishing the technological feasibility of the gaming software acquired from Diversified, and negotiating a master license agreement. Accordingly, through June 30, 1999, the Company was characterized as a development stage company. Development stage operations were financed primarily through the issuance of shares of common stock for services and, in March 1999, the issuance of 1,914,000 shares of common stock for net proceeds of $800,300. Prior to the March 1999 issuance, the Company had no material amount of assets or liabilities.

        In September 1999, the Company established offices in Surrey, British Columbia, where it engages in developing and licensing software related to the internet gaming industry. Products include various theme-oriented blackjack and poker games, slot machines, and bingo games. The Company does not conduct any gaming activities itself but has entered into a nonexclusive master license agreement with DCI, Inc. (Master Licensee), a related party (Note 8), for use of the Company's gaming technology. In the third quarter of 1999, the Company began realizing revenues from this agreement and development stage operations ceased.

        On August 17, 1999, I crystal Software Inc. (I crystal Software) was incorporated in the province of British Columbia, Canada. Upon incorporation, all founding shares were issued to the officers of I crystal. Effective December 13, 1999, the officers contributed all shares to the Company, at which time I crystal Software became a wholly-owned subsidiary of I crystal. I crystal Software has subsequently carried out essentially all of the Company's software development activity.

                                                                             6
-------------------------------------------------------------------------------

                                                 I CRYSTAL, INC. AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND CESSATION OF DEVELOPMENT STAGE OPERATIONS (Continued)

        The Company has incurred net losses since inception; and, at December 31, 1999, it had a working capital deficiency of $215,600 and a stockholders' deficit of $216,700. The Company has not yet generated revenues sufficient to fund its operations. Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent on its capacity to obtain additional financing and execute its business plan.

        Although cash flows from licensing revenues have been increasing as games and websites are developed and licensed, management does not anticipate that cash revenues will be adequate to fund its cash expenses until mid 2000. The high level of non-cash expenses incurred during 1999 and 1998 in exchange for stock is not expected to be repeated in 2000 and future periods. Management also believes that it may be able to negotiate favorable terms of repayment for the $98,700 of advances from Diversified, a related party (Note 8).

        In January 2000, the Company commenced negotiations to raise an additional $200,000 of equity financing, which management hopes to complete by the end of April 2000. During the remainder of 2000, the Company intends to raise another $1.5 million in private equity financing. Proceeds will be used to fund its software development projects. Success in raising this additional financing is dependent on the Company's ability to demonstrate that it can fulfill its business strategy to license its games and websites and generate significant royalty revenues. Management believes these plans will allow the Company to generate sufficient cash to support its operations through December 31, 2000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements of I crystal, Inc. and Subsidiary include the accounts of its wholly-owned subsidiary, I crystal Software, Inc. All material intercompany accounts and transactions have been eliminated in consolidation.

        CASH AND CASH EQUIVALENTS

        All highly liquid investments, with a maturity of three months or less at the time of purchase, are considered to be cash equivalents.

        ACCOUNTS RECEIVABLE

        The Company extends credit to licensees on an unsecured basis. Management establishes allowances for doubtful accounts based on evaluation of historical and current payment trends as well as consideration of specific collection issues that may require additional specific allowances. At December 31, 1999, all accounts receivable were considered to be fully collectible.

        PROPERTY AND EQUIPMENT

        Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over six years.

        VALUATION OF LONG-LIVED ASSETS

        The Company periodically reviews long-lived assets, including identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired and not recoverable. Adjustments are made if the sum of the expected future undiscounted cash flows is less than the carrying amount.

        REVENUE RECOGNITION

        The Company recognizes revenue when earned, in accordance with American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, SOFTWARE REVENUE RECOGNITION, and SOP 98-9, MODIFICATION OF SOP 97-2 WITH RESPECT TO CERTAIN TRANSACTIONS. Royalties based upon licensees' net gaming revenues are recognized as licensees' revenues are earned. In the event that licensee's revenue recognition criteria are not met, revenue is recognized when received. Revenue from packaged product sales to and through distributors and resellers is recorded when related products are shipped. Revenue attributable to significant undelivered elements, including maintenance and technical support, is recognized over the contract period as elements are delivered.

                                                                             7
-------------------------------------------------------------------------------

                                                 I CRYSTAL, INC. AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        SOFTWARE DEVELOPMENT COSTS

        Costs incurred for research and development of software developed for resale or licensing are expensed until either technological feasibility is proven or a working copy of the software is completed. Costs incurred once feasibility has been established, but prior to release to customers, are capitalized and amortized on a product-by-product basis.

        At the time the software rights described in Note 1 were acquired in exchange for stock and a note payable from Diversified, a related party (Note 8), technological feasibility of the software had not been established. Accordingly, the $90,000 of consideration given by the Company for the software rights was charged to research and development expense. Technological feasibility of the software was established in late March 1999. As described in Note 8, on April 8, 1999, the Company entered into a master license agreement for the use of the software. Due to the short period of time between which technological feasibility was established and the product was available for release to the Master Licensee, the Company incurred no material amount of development costs requiring capitalization.

        Effective August 28, 1999, the Company acquired from Power Star, Inc. (Power Star) the software rights and related source codes, domain names, websites, and trademarks for certain internet-based gaming technology under development known as METROBINGO. In exchange, the Company is obligated to issue 1,450,000 shares of common stock to Power Star. At the time of the acquisition, technological feasibility of the software had not been established, and the consideration given by the Company for the software rights was charged to research and development expense. The Company has continued to develop the software, but as of December 31, 1999 technological feasibility was still not established. The Company hopes to complete development during the third quarter of 2000.

        INCOME TAXES

        The Company accounts for income taxes using the liability method. Deferred income taxes are provided for temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes at enacted tax rates. Deferred tax amounts represent the future tax consequences of those differences, which will be either deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

        EARNINGS PER SHARE

        Basic earnings per share amounts are computed based on the weighted average number of shares outstanding during the period, after giving retroactive effect to stock splits. Diluted earnings per share are computed by determining the number of additional shares that are deemed outstanding due to share equivalents.

        SEGMENT INFORMATION

        The Company reports segments in accordance with Statement of Financial Accounting Standards (SFAS) No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 requires that reportable segments be designated using a management approach, which relies on the internal organization used by management for making operational decisions and assessing performance. SFAS No. 131 also requires certain disclosures about products and services, geographic areas, and major customers. Management assesses the performance of its operations as a single segment.

        ADVERTISING

        Advertising costs are charged to operations when incurred. During 1999 and 1998, advertising expense totaled $84,000 and $-0-, respectively.


                                                                              8

-------------------------------------------------------------------------------

                                                 I CRYSTAL, INC. AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        NEW ACCOUNTING STANDARD

        In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. Among other provisions, SFAS No. 133 requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those financial instruments at fair value. Accounting for changes in fair value is dependent on the use of the derivatives and whether such use qualifies as hedging activity. The new standard, as amended, becomes effective for the Company in fiscal 2001, and management is currently assessing the impact, if any, it may have on financial position and results of operations.

NOTE 3 - PROPERTY AND EQUIPMENT

        Property and equipment consist of the following at December 31, 1999:

        Computer equipment                $        17,200
        Furniture and fixtures                      2,300
                                          ---------------
                                                   19,500
        Less accumulated depreciation              (1,600)
                                          ---------------
                                          $        17,900
                                          ===============

        Depreciation expense in 1999 and 1998 was $1,600 and $-0-, respectively.

NOTE 4 - CONVERTIBLE DEBT

        In August 1999, the Company received a $78,200 loan from West Peak Ventures of Canada, Inc. (West Peak). Under the terms of the loan, the advance is unsecured and bears interest at 2% above the prime banking lending rate. The loan was due in full on November 30, 1999, unless converted into 200,000 common shares of the Company, which the Company agreed to register for resale at the request of West Peak. On December 23, 1999 the Company issued 200,000 common shares to West Peak. West Peak did not accept the shares tendered based on its position that the shares were to be registered on delivery. On February 15, 2000, after negotiations to resolve the issue failed, West Peak filed a claim against the Company in the Supreme Court of British Columbia, Canada, claiming breach of the loan agreement.
        West Peak is seeking $78,200 plus interest, costs and such other relief as the Court may deem necessary. As of March 31, 2000, management believes that the Company has not yet been properly served in the action. Due to the uncertainties surrounding this matter, the Company continues to report an obligation for the $78,200 loan rather than the 200,000 common shares.

NOTE 5 - INCOME TAXES

        The income tax provision consists of the following:

                                                       1999             1998
                                                 ---------------  ---------------
        Deferred income tax benefit              $    1,887,700   $        65,100
        Increase in valuation allowance              (1,887,700)          (65,100)
                                                 --------------   ---------------
                                                 $      -         $       -
                                                 ===============  ===============

        The total provision differs from the amount computed using statutory tax rates as follows:

                                                       1999             1998
                                                 ---------------  ---------------
        Tax benefit at statutory rate of 34%     $    1,887,700   $        65,100
        Increase in valuation allowance              (1,887,700)          (65,100)
                                                 --------------   ---------------
                                                 $      -         $       -
                                                 ===============  ===============

                                                                              9
-------------------------------------------------------------------------------

                                                I CRYSTAL, INC. AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

NOTE 5 - INCOME TAXES (Continued)

     Tax effects of temporary differences that give rise to deferred tax assets, based on a 34% tax rate, consist solely of a $1,963,700 benefit from net operating loss carryforwards. The Company has incurred losses since its inception and has filed no income tax returns. The losses incurred to date may be limited due to a change in control of the Company and limitations on the deductibility of services received in exchange for issuance of common stock. Management currently believes uncertainty exists surrounding realization of the deferred tax asset and has recorded a $1,963,700 valuation allowance to offset completely the carrying amount of the asset.

     In the event the Company files all delinquent tax returns and is able to recognize some portion of the losses generated, the carryforward period of net operating losses begins to expire in 2009.

NOTE 6 - EARNINGS PER SHARE

     The numerators and denominators of basic and diluted earnings per share are as follows:


                                                                                       1999             1998
                                                                                 ---------------  ---------------
        Numerator - net loss                                                     $   (5,552,100)  $      (191,500)
                                                                                 ==============   ===============
        Denominator - weighted average
          number of shares outstanding                                               10,705,600           735,300
                                                                                 ===============  ===============


     At December 31, 1999 and 1998, the Company had no potential common shares that would have had a dilutive effect.

NOTE 7 - CAPITAL STOCK AND STOCK-BASED COMPENSATION

     The Company has a single class of $0.01 par value common stock. Thirty million shares are authorized and 14,682,800 shares are issued (or committed to be issued) and outstanding at December 31, 1999. On October 19, 1998, the Board of Directors approved a one-for-eight reverse stock split. The par value of common stock remained unchanged. All references in the accompanying financial statements to number of shares and per share amounts have been restated to reflect the reduced number of shares outstanding.

     During 1999, the Company issued (or committed to be issued) a total of 6,916,500 shares, as follows:

          - 1,914,000 shares issued on March 30, 1999 for $800,300 of net cash proceeds and investor relation services.

          - 1.0 million shares issued on April 14, 1999 for merchant banking services.

          - 25,000 shares issued on April 22, 1999 for computer programming services.

          - 127,500 shares issued on June 28, 1999 for future computer programming services. Deferred compensation is being recognized ratably over seven months.

          - 100,000 shares issued on July 1, 1999 for future computer programming services. Deferred compensation is being recognized ratably over 25 months.

          - 1,450,000 shares issued on August 24, 1999 for certain gaming technology under development known as METROBINGO

          - 100,000 shares issued on November 1, 1999 to an officer of the Company for future management services. Deferred compensation is being recognized ratably over 12 months.

NOTE 7 - CAPITAL STOCK AND STOCK-BASED COMPENSATION (Continued)

                                                I CRYSTAL, INC. AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

          - 1.0 million shares issued on December 1, 1999 for $70,000 of cash proceeds and consulting services.

          - 100,000 shares issued on December 2, 1999 to an officer of the Company.

          - 100,000 shares issued on December 2, 1999 to a former officer of the Company.

          - 1.0 million shares issued on December 3, 1999 for merchant banking services.

     In December 1999, the Company issued an additional 200,000 shares of common stock that are not reflected above. The shares were issued in connection with the terms of the convertible debt described in Note 4. Because the shares were not accepted as settlement for the convertible debt, they have not been presented as issued and outstanding.

     During 1998, after giving affect to the reverse stock split, the Company issued (or committed to issue) a total of 7,375,000 shares, as follows:

          - 375,000 shares issued July 6, 1998 for services of the Company President through November 1998.

          - 2.5 million shares issued December 10, 1998 to Diversified, a related party (Note 7), along with a $65,000 note payable, for the rights to certain software under development (Notes 1 and 2).

          - 2.0 million shares issued December 10, 1998 to the Company's officers for a $20,000 stock subscription receivable and for future services. Deferred compensation is being recognized ratably over twelve months.

          - 2.5 million shares issued December 16, 1998 for a $25,000 stock subscription receivable and for services provided in connection with facilitating the transfer of the software from Diversified to the Company.

     Subsequent to December 31, 1999, the Company was in the process of exploring several options to raise additional private equity financing. As of March 31, 2000, it had made no firm commitments. It was also in the process of developing a stock option plan.

NOTE 8 - RELATED PARTY TRANSACTIONS

     The Company is affiliated with the following entities:

     DIVERSIFIED COSMETICS INTERNATIONAL, INC. (DIVERSIFIED)

     The Company is affiliated with Diversified through common ownership. Diversified is an Alberta corporation that was previously listed on the Alberta Stock Exchange. As described in Note 1, in December 1998, the Company acquired certain software rights from Diversified. Subsequent to the transfer of the technology to the Company, Diversified has had no significant business operations; and, as of March 23, 2000, it was in the process of winding down its affairs.

     Prior to the Company establishing its own bank account, all cash transactions were deposited in and disbursed from Diversified's bank account. Diversified has also paid various expenses on the Company's behalf. The net effect of these circumstances has resulted in the Company owing Diversified $98,700 at December 31, 1999. During 1999, the Company paid $6,700 of management fees to Diversified for providing these services.

                                                I CRYSTAL, INC. AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

NOTE 8 - RELATED PARTY TRANSACTIONS (Continued)

     Unaudited summarized financial information for Diversified as of January 31, 1999 and for the year then ended is as follows:


                                                                                     1/31/99
                                                                                   (UNAUDITED)
                                                                                 ---------------
        Current assets                                                           $       101,600
        Investment in I crystal                                                           25,000
        Due from I crystal                                                                43,900
                                                                                 ---------------
              Total assets                                                       $       170,500
                                                                                 ===============

        Current liabilities                                                      $       120,700
        Noncurrent Liabilities                                                             1,400
        Redeemable preferred stock                                                         1,500
        Stockholders' equity                                                              46,900
                                                                                 ---------------
              Total liabilities and stockholders' equity                         $       170,500
                                                                                 ===============



                                                                                     1/31/99           1/31/98
                                                                                   (UNAUDITED)       (UNAUDITED)
                                                                                 ---------------  ---------------
        Revenue                                                                  $           400  $           500
        Operating expenses                                                               279,900           46,700
                                                                                 ---------------  ---------------
              Operating loss                                                            (279,500)          (46,200)
        Other income                                                                     138,000          -
        Income tax                                                                      -                 -
                                                                                 ---------------  ---------------
              Net loss                                                           $      (141,500) $        (46,200)
                                                                                 ===============  ================


        DCI, INC. (THE MASTER LICENSEE)

     Effective April 8, 1999, the Company entered into a ten-year nonexclusive master license agreement with the Master Licensee for use of the Company's technology. Essentially all of the Company's subsequent revenue has been realized under this agreement. Leonard Stamko, a consultant retained by the Master Licensee, is a stockholder of the Company and a relative of officers and directors of the Company.
     The Master Licensee is incorporated in the Commonwealth of Dominica, where it is licensed to conduct international wagering, lotteries and games of chance by way of telecommunications.

     Under terms of the license agreement, the Company is obligated to provide a minimum of six new theme-oriented software packages and websites per year, along with updates and technical support, and development of specified electronic payment and accounting technology. The Company is also obligated to provide a monthly advertising rebate equal to the lesser of 10% of monthly net gaming revenue derived from the Master Licensee's use of its software or the amount expended by the Master Licensee on advertising.

     The Company, in return, is to receive 40% of monthly net gaming revenue derived from use of the software by the Master Licensee and 50% of upfront fees charged by the Master Licensee to any sub-licensee. In the event the Company produces certain of its games on CD-ROM and enters into a reseller agreement with the Master Licensee, the Company will receive 10% of gross revenue derived from the Master Licensee's sales of the software. The Master licensee is also obligated to spend $10,000 per month on advertising for each software package and website licensed from the Company. Under terms of an amendment to the licensing agreement dated May 1, 1999, the Company has the option to spend up to a specified amount on promotion of the Master licensee's website in exchange for an additional 10% share of net gaming revenue, not to exceed the total amount spent by the Company on promotion.

                                                I CRYSTAL, INC. AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

NOTE 8 - RELATED PARTY TRANSACTIONS (Continued)

        In connection with the agreement, the Company also received $67,000 of a $100,000 upfront fee. The remaining $33,000 is due from the Master Licensee when the Company has completed development of a specified software package. Recognition of the $67,000 of revenue received in 1999 has been deferred. Once the final amount is received, the total balance will be recognized over the remainder of the ten-year term of the agreement, as ongoing maintenance, support and upgrades are delivered.

     In October 1999, the Company entered into a second ten-year agreement with the Master Licensee related to licensing three specific theme-oriented internet casino sites. Under this agreement, once all three sites are ready for operation, the Company is to receive an upfront fee. It will then receive 40% of the first $100,000 of monthly net gaming revenue derived from the sites and 30% of monthly net gaming revenue in excess of $100,000.

     SLAMKO VISSER, CHARTERED ACCOUNTANTS (SLAMKO VISSER)

     The Company is affiliated with the Canadian chartered accounting firm Slamko Visser through common ownership. Subsequent to December 31, 1998, the Company employed the services of Slamko Visser to maintain its accounting system and records. During 1999, the Company paid $22,000 to Slamko Visser for consulting and accounting fees and related costs.

NOTE 9 - SEGMENT AND GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

     SEGMENT INFORMATION

     The Company's primary operations consist of the development and licensing of internet-based gaming technology. Management assesses the performance of its operations as a single segment. Through June 30, 1999, the Company's efforts were focused primarily on development stage operations, and no material activities occurred within this segment prior to that date. The following tables and schedules summarize certain information about this segment.


                                                                                          Internet Gaming
                                                                                       Software Development
                                                                                 --------------------------------
                                                                                      1999              1998
                                                                                 ---------------  ---------------
        External revenues                                                        $        90,900  $       -
        Intersegment revenues                                                           -                 -
        Interest expense                                                                     800          -
        Depreciation and amortization                                                      1,400          -
        Segment loss before tax                                                         (688,800)         (90,000)
        Income tax expense                                                              -                 -
        Segment loss                                                                    (688,800)         (90,000)
        Segment assets                                                                   101,900          -
        Expenditures for segment assets                                                   15,600          -

        Total revenues for reportable segments                                   $        90,900  $       -
        Less intersegment revenues                                                      -                 -
                                                                                 ---------------  ---------------
                                                                                 $        90,900  $       -
                                                                                 ===============  ===============

        Total loss before tax for reportable segments                            $      (688,800) $       (90,000)
        Corporate headquarters expense                                                (4,863,300)        (101,500)
                                                                                 ---------------  ---------------
              Consolidated total                                                 $    (5,552,100) $      (191,500)
                                                                                 ===============  ===============


                                                I CRYSTAL, INC. AND SUBSIDIARY
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                     DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

NOTE 9 - SEGMENT AND GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS (Continued)

        Total assets for reportable segments                                     $       101,900  $       -
        Corporate headquarters assets                                                     16,400          -
                                                                                 ---------------  ---------------
              Consolidated total                                                 $       118,300  $       -
                                                                                 ===============  ===============

     GEOGRAPHIC INFORMATION

     Following is a summary of revenues and long-lived assets related to the respective countries in which the Company operates. Revenues are attributed to countries based on location of customers.


                                                                               1999                     1998
                                                               ---------------------------------  ---------------
                                                                                   Long-Lived
                                                                   Revenues          Assets           Revenues
                                                               ---------------   ---------------  ---------------
        Canada                                                 $       -         $        17,900  $       -
        Commonwealth of Dominica                                        90,900          -                 -
                                                               ---------------   ---------------  ---------------
              Consolidated total                               $        90,900   $        17,900  $       -
                                                               ===============   ===============  ===============


     MAJOR CUSTOMERS

     As described in Note 8, in April 1999, the Company entered into a master license agreement with the Master Licensee, a related party, from which it has realized essentially all of the $90,900 revenue earned during 1999.

NOTE 10 - COMMITMENTS

     Commencing in September 1999, the Company entered into an operating lease agreement for use of facilities located in Surrey, British Columbia, Canada.

     Minimum future annual obligations under terms of the lease is as follows:


                  Year Ending
                  December 31,                                         Amount
                  ------------                                         ------
                      2000                                             $10,800
                      2001                                              10,800
                      2002                                               5,400
                                                                       -------
                                                                       $27,000
                                                                       =======


     During 1999 and 1998, rent expense totaled $4,400 and $ -0-, respectively.

NOTE 11 - CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company places its temporary cash investments with major Canadian financial institutions. Balances may at times exceed federally insured limits. The Company extends credit to its Master Licensee, which operates in the Commonwealth of Dominica (Note 7). Collateral is not required. Essentially all accounts receivable were due from the Master Licensee at December 31, 1999.

NOTE 12 - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values of cash, accounts receivable and payable, and other current liabilities approximate their carrying amounts. The fair value of advances from stockholders approximates its carrying amount because of the short-term nature of the financial instrument.

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



                                    PART III.
                                INDEX TO EXHIBITS

The following exhibits are filed pursuant to Rule 601 of Regulation S-B.


EXHIBIT
NUMBER   DESCRIPTION
 3.1    Certificate of Incorporation of the Company filed on October 5, 1994.*
 3.2    Certificate for Renewal and Revival of Charter of the Company filed on
        December 3, 1997.*
 3.3    Certificate of Amendment of Certificate of Incorporation of the Company
        filed November 18, 1998.*
 3.4    Certificate of Amendment to the Certificate of Incorporation of the
        Company filed on July 29, 1999.*
 3.5    Bylaws of the Company adopted October 10, 1994.*
 4.1    2000 Incentive Plan of the Company.
10.1    License and Option to Sell Agreement dated December 1, 1998, by and between Diversified and the Company.*
10.2    Notice of Exercise Put Option dated December 10, 1998, by and between
        Diversified and the Company.*
10.3    Company Promissory Note dated December 10, 1998, issued to Diversified.*
10.4    Service Contract dated February 3, 1999, by and between the Company and
        Leonard Slamko.*
10.5    Letter of Intent dated March 3, 1999, by and between the Company and
        Digital Commerce.*
10.6    Agreement dated April 8, 1999, by and between the Company and the Master
        Licensee.*
10.7    Agreement dated April 22, 1999, by and between the Company and RSA
        Software, Inc.*
10.8    Addendum to Agreement dated May 1, 1999 by and between the Company and
        Master Licensee.*
10.9    Service Contract dated June 28, 1999, by and between the Company 743633
        Alberta Ltd. (DBA Computer Assistants).*
10.10   Service Contract dated July 1, 1999, by and between the Company and 4250
        Investments Ltd.*
10.11   Service Contract dated July 1, 1999, by and between the Company and Sean
        Comeau.*
10.12   Convertible Loan dated August 16, 1999, by and between the Company and
        West Peak Ventures of Canada, Inc.*


10.13    Agreement dated August 28, 1999, by and between the Company and Power Star
         Corp.*
10.14    Lease Indenture dated September 4, 1999 by and between Mario's Pinocchio
         Ristorante, Ltd. and the Company.*
10.15    Agreement dated October 15, 1999, by and between the Master Licensee and the Company.*
10.16    Service Contract dated November 1, 1999, by and between the Company and
         Larry Hrabi.*
10.17    Service Contract dated December 2, 1999, by and between the Company and
         Douglas Slamko.*
10.18    Agreement, dated March 13, 2000, by and between I Crystal Software and American
         Amusements Co.
10.19    Agreement dated December 3, 1999 by and between the Company and CTC,
         Inc.*
 11.1    Statement re computation of per share earnings.*
 16.1    Letter of Albright, Persing & Associates, Ltd. dated April 6, 2000.*
 21.1    Subsidiaries of registrant.*
 27.1    Financial Data Schedule.*

--------------------

*   Previously filed.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2000                    I CRYSTAL INC.

                                      By:       /s/ Larry Hrabi
                                               ---------------------------
                                               Larry Hrabi
                                               Chief Executive Officer


                                      By:      /s/ Gerald P. Slamko
                                               ---------------------------
                                               Gerald P. Slamko
                                               Vice President, Treasurer and
                                               Chief Financial Officer